Exhibit 99.1

Notice of Annual Meeting of Shareholders and Management Proxy Circular

Meeting to be held May 1, 2009

TransCanada
In business to deliver

TABLE OF CONTENTS

LETTER TO SHAREHOLDERS	2

NOTICE OF ANNUAL MEETING	4

GENERAL AND VOTING INFORMATION	5

Voting Matters	5

Voting By Proxy	6

BUSINESS TO BE TRANSACTED AT THE MEETING	10

Financial Statements	10

Election of Directors	10

Appointment of Auditors	11

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS	12

COMPENSATION OF DIRECTORS	23

Director Compensation Table	23

Retainers and Fees Paid to Directors	24

Minimum Share Ownership Guidelines	26

Share Unit Plan for Non-Employee Directors	26

At-Risk Investment and Year Over Year Changes	27

BOARD COMMITTEES AND THEIR CHARTERS	29

COMPENSATION DISCUSSION AND ANALYSIS	32

Summary for 2008	32

Compensation Philosophy	32

Compensation Decision-Making Process	34

Elements of Compensation	37

Compensation Decisions Made for 2008	42

Performance Graph	45

EXECUTIVE COMPENSATION TABLES	46

Summary Compensation Table	46

Incentive Plan Awards	50

Equity Compensation Plan Information	53

Pension and Retirement Benefits for Executives	54

Termination and Change of Control Benefits	57

OTHER INFORMATION	61

Indebtedness of Directors and Executive Officers	61

Directors’ and Officers’ Liability Insurance	61

Additional Information	62

Shareholder Proposals	62

Contacting the Board of Directors	62

Directors’ Approval	62

SCHEDULE “A” - DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES	63

SCHEDULE “B” - CHARTER OF THE BOARD OF DIRECTORS	69

LETTER TO SHAREHOLDERS

February 23, 2009

Dear Shareholder:

You are invited to attend the Annual Meeting of the holders of common shares of TransCanada Corporation to be held at the Roundup Centre, located on the corner of 13th Avenue and Third Street S.E., Calgary, Alberta in Room A-E, on May 1, 2009 at 10:00 a.m. (Mountain Daylight Time).

The Management Proxy Circular contains a detailed description of the regular annual meeting business matters on which you will be requested to vote. This material requires your careful consideration. Please see the Notice below in respect of the 2008 Annual Report. The full text of the 2008 Annual Report is available on our corporate website at www.transcanada.com.

Your participation as a shareholder is important to our Corporation. Please complete and return the enclosed form of proxy in accordance with the instructions provided, which will allow for your representation at the meeting. If you are unable to attend the meeting in person, we will be providing a live webcast of the Annual Meeting on our website at www.transcanada.com. A recorded version of the meeting will be available on the website after the meeting.

Yours very truly,

Harold N. Kvisle

President and Chief Executive Officer

TransCanada Corporation 2009 Management Proxy Circular	2

NOTICE

In March 2008, we asked all registered shareholders to advise us in writing if they did not wish to receive the 2008 Annual Report and asked all beneficial shareholders to advise us in writing if they did wish to receive the 2008 Annual Report, when it became available in March 2009. If you are a registered shareholder who replied that you did not wish to receive the Annual Report, or if you are a beneficial shareholder who did not reply to the inquiry, you will not receive the Annual Report. As well, if you purchased TransCanada common shares through a broker since February 29, 2008 you may not receive the 2008 Annual Report.

The 2008 Annual Report is available on our website at www.transcanada.com and on SEDAR at www.sedar.com. Anyone wishing to receive a paper copy of the 2008 Annual Report may obtain one free of charge by contacting TransCanada’s transfer agent, Computershare Trust Company of Canada.

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1

Telephone:

1-800-340-5024 (toll-free within North America)
514-982-7959 (outside North America)

E-mail:
transcanada@computershare.com

3	TransCanada Corporation 2009 Management Proxy Circular

NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of the holders of common shares (the “common shares”) of TransCanada Corporation (“TransCanada”) will be held at the Roundup Centre, located on the corner of 13th Avenue and Third Street S.E., Calgary, Alberta in Room A-E, on May 1, 2009, at 10:00 a.m. (Mountain Daylight Time).

Holders of common shares are invited to attend the Meeting for the following purposes:

(1)          to receive the consolidated financial statements for the year ended December 31, 2008 and the auditors’ report thereon;

(2)          to elect the directors;

(3)          to appoint the auditors and authorize the directors to fix their remuneration; and

(4)          to transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on March 3, 2009 will be entitled to vote at the Meeting.

Shareholders are requested to complete, date, sign and return (in the envelope provided for that purpose) the accompanying form of proxy for use at the Meeting. Such proxies must be received before 4:30 p.m. (Eastern Daylight Time) on Tuesday, April 28, 2009 by TransCanada’s transfer agent, Computershare Trust Company of Canada, Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Shareholders may also cast their votes by telephone or internet by following the instructions provided on the form of proxy. If you choose to vote by telephone or internet, your vote must also be cast before 4:30 p.m. (Eastern Daylight Time) on Tuesday, April 28, 2009.

By Order of the Board of Directors,

Donald J. DeGrandis

Vice-President and Corporate Secretary

Calgary, Alberta

February 23, 2009

TransCanada Corporation 2009 Management Proxy Circular	4

GENERAL AND VOTING INFORMATION

This Management Proxy Circular (“Proxy Circular”) is furnished in connection with the solicitation of proxies by the management of TransCanada Corporation (“TransCanada” or the “Company”) to be used at the Annual Meeting (the “Meeting”) of holders of common shares (the “common shares”) of the Company to be held in Calgary, Alberta on May 1, 2009 and at any adjournment thereof, for the purposes set out in the accompanying Notice of Annual Meeting (the “Notice of Meeting”).

Mailing of this Proxy Circular and the form of proxy will commence on March 25, 2009. The cost of soliciting proxies will be borne by TransCanada. While most proxies will be solicited by mail only, some shareholders may also be contacted by TransCanada employees.

TransCanada will provide proxy materials to brokers, custodians, nominees and fiduciaries and will request that such materials be promptly forwarded to the beneficial owners of common shares registered in the names of such brokers, custodians, nominees and fiduciaries.

Unless otherwise stated, the information contained in this Proxy Circular is given as of February 23, 2009 and all dollar amounts are in Canadian dollars.

For those shareholders who cannot attend the Meeting in person, TransCanada has made arrangements to provide a live webcast of the Meeting in English and French. Details on how shareholders may listen to and view the proceedings on the webcast will be found on TransCanada’s website at www.transcanada.com and will be provided in a news release prior to the Meeting.

TransCanada’s principal corporate and executive offices are located at 450 First Street S.W., Calgary, Alberta, T2P 5H1.

VOTING MATTERS

At the Meeting, shareholders will vote on the election of directors and the appointment of auditors.

Record Date for Notice of Meeting and Provisions Relating to Voting

The Board of Directors of TransCanada (the “Board” or the “Board of Directors”) has fixed March 3, 2009 as the record date for the purpose of determining shareholders entitled to receive the Notice of Meeting. TransCanada will prepare, no later than 10 days following the record date, an alphabetical list of registered shareholders who are entitled to vote as of the record date, showing the number of common shares held by each such shareholder. Each person named on the list of shareholders is entitled to one vote for each share held. The list is available for inspection during usual business hours at the office of Computershare Trust Company of Canada (“Computershare”), Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8 and will be available for inspection at the Meeting.

Voting Shares and Principal Shareholders

As of February 23, 2009, there are 618,696,497 common shares outstanding. Each common share carries the right to one vote on any matter properly coming before the Meeting.  A simple majority of votes (50% plus one vote) is required to approve all matters set forth in the Notice of Meeting.  The common shares are TransCanada’s only outstanding class of shares.

5	TransCanada Corporation 2009 Management Proxy Circular

To the knowledge of the directors and officers of TransCanada, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding common shares.

Confidentiality of Votes

Proxies are counted and tabulated by Computershare, the transfer agent of TransCanada, in such a manner as to preserve the confidentiality of the votes of shareholders except: (a) as necessary to meet applicable legal requirements; (b) in the event of a proxy contest; or (c) in the event a shareholder has made a written comment on the form of proxy.

VOTING BY PROXY

Registered Owners

Registered shareholders may vote in person at the Meeting or may give another person authority to vote at the Meeting on their behalf by appointing a proxyholder. Please vote, sign, date and return the form in the envelope provided to Computershare, so that it arrives no later than 4:30 p.m. (Eastern Daylight Time) on Tuesday, April 28, 2009. You may also cast your vote by telephone or internet by following the instructions provided on the form. If you choose to vote by telephone or internet, your vote must also be cast no later than 4:30 p.m. (Eastern Daylight Time) on Tuesday, April 28, 2009.

Beneficial Owners

The information set forth in this section is of significant importance to many shareholders who do not hold their common shares in their own name. Only proxies deposited by shareholders whose names appear on the records of TransCanada as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in your account statement provided by your broker, then, in almost all cases, those common shares will not be registered in your name on the records of TransCanada. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms. Common shares held by your broker or its nominee can only be voted upon your instructions. Without specific instructions, your broker, its agent or its nominee is prohibited from voting your common shares.

Therefore, beneficial shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of a shareholder meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your common shares are voted at the Meeting. Often, the form of proxy supplied by your broker is similar to the form of proxy provided to registered shareholders.  However, its purpose is limited to instructing the registered shareholder how to vote on your behalf.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge mails a voting instruction form in lieu of the form of proxy provided by TransCanada. The voting instruction form will name the same persons as the proxy to represent the shareholder at the Meeting. A shareholder has the right to appoint a person (who need not be a shareholder of TransCanada) other than the persons designated in the voting instruction form, to represent the shareholder at the Meeting. To exercise this right, the shareholder should insert the name of the desired

TransCanada Corporation 2009 Management Proxy Circular	6

representative in the blank space provided in the voting instruction form.  You are asked to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, you can call Broadridge’s toll-free telephone number or access Broadridge’s internet website to vote your common shares.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, it cannot be used as a proxy to vote common shares directly at the Meeting as the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the common shares voted or to appoint an alternative representative to attend at the Meeting in person to vote such common shares.

If you are a beneficial shareholder and wish to vote in person at the Meeting, you should insert your own name in the space provided on the voting instruction form provided to you by your nominee and return the completed form to Broadridge.

7	TransCanada Corporation 2009 Management Proxy Circular

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your shares.  You may choose anyone to be your proxyholder — the person you choose does not have to be a TransCanada shareholder. Simply insert the person’s name in the blank space provided on the proxy form (registered shareholders) or the voting instruction form (beneficial shareholders). You should be sure that this person is attending the Meeting and is aware that he or she has been appointed to vote your shares. If you do not insert a name in the blank space, then the persons named on the form, being S. Barry Jackson, Harold N. Kvisle or Donald J. DeGrandis, each of whom are directors or officers of TransCanada, will be appointed to act as your proxyholder.

Your appointed proxyholder is authorized to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting. On the form you can indicate how you want your proxyholder to vote your shares. You may vote FOR or WITHHOLD your vote on the appointment of an auditor and on each proposed nominee for election as director. Alternatively, you can let your proxyholder decide for you.

All common shares represented by properly executed and deposited forms of proxy will be voted or withheld from voting on the matters identified in the Notice of Meeting in accordance with the instructions of shareholders as specified on the forms of proxy or voting instruction forms.

Voting Discretion of Proxyholder

If you give directions on how to vote your shares, your proxyholder must vote your shares according to your instructions. If your proxy form or voting instruction form does not specify how to vote on a particular issue, then your proxyholder can vote your shares as he or she sees fit. If your proxyholder does not attend the Meeting and vote in person, your shares will not be voted.

If you have appointed a person designated by TransCanada to act and vote on your behalf as provided in the enclosed form of proxy and you do not provide any instructions concerning a matter identified in the Notice of Meeting, the common shares represented by such proxy will be voted as follows:

(i)          FOR the election of the persons nominated for election as directors; and

(ii)    FOR the appointment of KPMG LLP, Chartered Accountants, as auditors and the authorization of the directors to set their remuneration.

Your proxyholder also has discretionary authority for amendments that are made to matters identified in the Notice of Meeting or other matters that properly come before the Meeting. At the time of printing this Proxy Circular, management does not know of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

Revoking Your Proxy

If you change your mind and want to revoke your proxy, you can do so by signing a written statement (or having your attorney, as authorized in writing, sign a statement) to this effect and delivering it to the Corporate Secretary at the registered office of TransCanada, 450 First Street S.W., Calgary, Alberta, T2P 5H1 at any time up to and including the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or depositing it with the Chair of the

TransCanada Corporation 2009 Management Proxy Circular	8

Meeting on the day of the Meeting, being Friday, May 1, 2009, or any adjournment thereof, or in any other manner permitted by law.

If you cast your vote by telephone or internet, you may revoke or change your vote by entering the proxy system (telephone or internet) in the same manner and casting another vote no later than 4:30 (Eastern Daylight Time) on Tuesday, April 28, 2009. A later vote cast will supersede any prior vote cast.

9	TransCanada Corporation 2009 Management Proxy Circular

BUSINESS TO BE TRANSACTED AT THE MEETING

FINANCIAL STATEMENTS

The audited consolidated financial statements of TransCanada for the year ended December 31, 2008 and the report of the auditors thereon will be placed before the Meeting.  These audited consolidated financial statements form part of the 2008 Annual Report of TransCanada. Copies of the 2008 Annual Report, in English or French, may be obtained from the Corporate Secretary of TransCanada upon request and will be available at the Meeting.  The full text of the 2008 Annual Report is available on TransCanada’s website at www.transcanada.com.

ELECTION OF DIRECTORS

TransCanada’s articles of incorporation provide for the Board to consist of a minimum of 10 and a maximum of 20 directors. The number of directors presently in office is 13.

The Board has set the number of directors to be elected at the Meeting at 13. The nominees for election as directors of TransCanada are:

K.E. Benson	P. Gauthier	H.N. Kvisle	D.M.G. Stewart
D.H. Burney	K.L. Hawkins	J.A. MacNaughton
W.K. Dobson	S.B. Jackson	D.P. O’Brien
E.L. Draper	P.L. Joskow	W.T. Stephens

The persons proposed for nomination are, in the opinion of the Board, well qualified to act as directors for the ensuing year. Each nominee, with the exception of Mr. Kvisle, because of his role as President and Chief Executive Officer (“CEO”) of TransCanada, has been determined by the Board to be independent within the meaning of Canadian and applicable U.S. securities law, regulation and policy, and applicable stock exchange rules and has established his or her eligibility and willingness to serve as a director if elected. Each director elected will hold office until the next annual meeting or until his or her successor is earlier elected or appointed. The proposed nominees will also be the directors of TransCanada PipeLines Limited (“TCPL”).

The persons named in the form of proxy are either officers or directors of TransCanada; they intend to vote at the Meeting for the election of the nominees whose names are set forth above unless specifically instructed on the form of proxy to withhold such vote.

More information on each of the 13 proposed nominees for election as director is set forth under the heading “Nominees for Election to the Board of Directors”.  This section sets forth whether or not the nominee is independent of TransCanada; age; place of residence; all positions and offices held with TransCanada, if any; present principal occupation; a brief biography, including principal occupations held in the past five years; education; the committees on which each of the directors serve including their attendance at Board and committee meetings; the year from which each has continually served as a director of TransCanada or TCPL prior to the 2003 arrangement whereby TCPL became a wholly-owned subsidiary of TransCanada; a listing of other public board directorships that the nominees for election as director serve as director and any related committees, the total value of equity at-risk held by each nominee; and a list of areas of expertise.

TransCanada Corporation 2009 Management Proxy Circular	10

APPOINTMENT OF AUDITORS

The Board recommends that KPMG LLP, Chartered Accountants, be appointed as TransCanada’s auditors to hold office until the close of the next annual meeting and that the directors be authorized to fix their remuneration.  Representatives of KPMG LLP will be present at the Meeting, will be given the opportunity to make a statement if they so wish, and will respond to appropriate questions.  The aggregate fees for professional services rendered by KPMG LLP for the TransCanada group of companies for the 2008 and 2007 fiscal years are shown in the table below.

	2008	2007
	(in millions of dollars)
Audit Fees(1)	6.69	6.27
Audit-Related Fees(2)	0.08	0.07
Tax Fees(3)	0.14	0.06
All Other Fees(4)	0.37	0.00
TOTAL	7.28	6.40

(1)

Aggregate fees for audit services rendered for the audit of the annual consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements, the review of interim consolidated financial statements and information contained in various prospectuses and other offering documents.

(2)

Aggregate fees for assurance and related services that are reasonably related to performance of the audit or review of the consolidated financial statements and are not reported as Audit Fees. The nature of services comprising these fees related to the audit of the financial statements of certain pension plans.

(3)

Aggregate fees for primarily tax compliance and tax advice. The nature of these services consisted of: tax compliance including the review of income tax returns; and tax items and tax services related to domestic and international taxation including income tax, capital tax and Goods and Services Tax.

(4)

Aggregate fees for products and services other than those reported elsewhere in this table. The nature of these services primarily consisted of advice and training primarily related to International Financial Reporting Standards.

11	TransCanada Corporation 2009 Management Proxy Circular

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

Kevin E. Benson	Independent
Age: 62	Wheaton, Illinois, U.S.A.(1)	Director since: 2005

Mr. Benson is a Corporate Director. He was President and Chief Executive Officer of Laidlaw International, Inc. (transportation services) from June 2003 to October 2007, and Laidlaw, Inc. from September 2002 to June 2003. Mr. Benson previously served as President and Chief Executive Officer of The Insurance Corporation of British Columbia from December 2001 until September 2002. He was President and Chief Executive Officer of Canadian Airlines International Ltd. from July 1996 to February 2000.(4)

Mr. Benson holds a Bachelor of Accounting from the University of Witwatersrand (South Africa) and was a member of the South African Society of Chartered Accountants.
Value of At-Risk Investment(3)	Board/Committee Membership(2)	Attendance at Meetings during 2008
$687,725	Board of Directors	10/10 (100%)
Audit Committee (Chair)	8/8 (100%)
Other Public Board Directorships	Other Public Board Committee Memberships
Emergency Medical Services Corporation (NYSE)	Audit; Compensation

Derek H. Burney, O.C.	Independent
Age: 69	Ottawa, Ontario, CANADA	Director since: 2005

Mr. Burney is a senior strategic advisor at Ogilvy Renault LLP (law firm) and Chair of Canwest Global Communications Corp. He served as President and Chief Executive Officer of CAE Inc. (technology) from October 1999 to August 2004, and was Chairman and Chief Executive Officer of Bell Canada International Inc. (communications) from 1993 to 1999. Mr. Burney was the lead director at Shell Canada Limited (oil and gas) from April 2001 to May 2007. Mr. Burney held various positions with the Canadian Foreign Service, including serving from 1989 to 1993 as Canada’s Ambassador to the United States. From 1987 to 1989, he was Chief of Staff to the Prime Minister and was directly involved in the negotiation of the Canada-U.S. Free Trade Agreement. In 1992, Mr. Burney was awarded the Public Service of Canada’s Outstanding Achievement Award. He was named an Officer of the Order of Canada in 1993. He is also a Visiting Professor and Senior Distinguished Fellow at Carleton University, Honorary Chairman of the Confederation College Foundation and a Senior Research Fellow at the Canadian Defence and Foreign Affairs Institute.

Mr. Burney was conferred Honorary Doctor of Laws degrees from Lakehead University, Queen’s University, Wilfrid Laurier University and Carleton University. He holds an Honours Bachelor of Arts and Master of Arts from Queen’s University.

Value of At-Risk Investment(3)	Board/Committee Membership(2)	Attendance at Meetings during 2008
$611,572	Board of Directors	10/10 (100%)
Audit Committee	8/8 (100%)

TransCanada Corporation 2009 Management Proxy Circular	12

Governance Committee	3/3 (100%)
Other Public Board Directorships	Other Public Board Committee Memberships
Canwest Global Communications Corp. (Chair) (TSX, NYSE)	Governance & Nominating; Human Resources
Garda World Consulting & Investigation / Global Risks Group(5)	International Advisory Board (Chair)

Wendy K. Dobson	Independent
Age: 67	Uxbridge, Ontario, CANADA	Director since: 1992

Dr. Dobson is a Professor at the Rotman School of Management and Director, Institute for International Business, University of Toronto since 1993.  She served as Associate Deputy Minister of Finance in the Government of Canada from 1987 to 1989.  She was appointed Vice Chair of the Canadian Public Accountability Board in 2003 and acted as Chair of the Audit Committee from 2003 to 2009.  She served as president of the CD Howe Institute from 1981 to 1987 and is currently a Research Fellow.  She is a member of the Advisory Committees of the Peterson Institute of International Economics and the Canada Institute at the Woodrow Wilson International Centre, both located in Washington D.C.  She is also a member of the International Advisory Committee of the Asia Society in New York and a director of the Stephen Leacock Foundation for Children.

Dr. Dobson has a Bachelor degree from the University of British Columbia, two Masters degrees from Harvard University and a Ph.D. in Economics from Princeton University.
Value of At-Risk Investment(3)	Board/Committee Membership(2)	Attendance at Meetings during 2008
$1,199,726	Board of Directors	9/10 (90%)
Governance Committee (Chair)	3/3 (100%)
Human Resources Committee	4/4 (100%)
Other Public Board Directorships	Other Public Board Committee Memberships
The Toronto-Dominion Bank (TSX, NYSE, Tokyo)	Risk

13	TransCanada Corporation 2009 Management Proxy Circular

E. Linn Draper	Independent
Age: 67	Lampasas, Texas, U.S.A(1)	Director since: 2005

Dr. Draper is a Corporate Director. He retired as Chairman, President and Chief Executive Officer of Columbus, Ohio-based American Electric Power Co., Inc. in 2004, a position which Dr. Draper held since April 1993. He previously served as Chairman of the Board, President and Chief Executive Officer of Gulf States Utilities Company, Beaumont, Texas from 1987 to 1992.

Dr. Draper holds a Bachelor degree in Chemical Engineering from Rice University and a Ph.D. in Nuclear Science and Engineering from Cornell University.
Value of At-Risk Investment(3)	Board/Committee Membership(2)	Attendance at Meetings during 2008
$592,398	Board of Directors	10/10 (100%)
Health, Safety and Environment Committee (Chair)	3/3 (100%)
Human Resources Committee	4/4 (100%)
Other Public Board Directorships	Other Public Board Committee Memberships
Alliance Data Systems Corporation (NYSE)	Compensation
Alpha Natural Resources, Inc. (Lead Director) (NYSE)	Compensation (Chair)
NorthWestern Corporation(6) (Non-Executive Chair) (NYSE)	-
Temple-Inland Inc. (Lead Director) (NYSE)	Compensation (Chair)

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The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C.	Independent
Age: 65	Québec, Québec, CANADA	Director since: 2002

Ms. Gauthier is a Senior Partner at Stein Monast LLP (law firm), previously Desjardins Ducharme LLP. In addition to public board directorships, Mme. Gauthier is also a director of the Institut Québecois des Hautes Études Internationales, Laval University and a director of RBC Dexia Investor Services Trust. She was formerly a Partner at Gagné Letarte Royer Gauthier Lacasse Boily and has worked in the legal profession since 1967. She is a former Chair of the Security Intelligence Review Committee and is a former President of the Fondation de la Maison Michel Sarrazin.  Mme. Gauthier was named an Officer of the Order of Canada in 1991.

Mme. Gauthier has a Bachelor of Arts from the Collège Jésus-Marie de Sillery, a Bachelor of Laws from Laval University, a Master of Laws in Business Law (Intellectual Property) from Laval University, and a Certificate for a session on mediation from Harvard Law School.

Value of At-Risk Investment(3)	Board/Committee Membership(2)	Attendance at Meetings during 2008
$954,381	Board of Directors	10/10 (100%)
Audit Committee	8/8 (100%)
Health, Safety and Environment Committee	2/3 (67%)
Other Public Board Directorships	Other Public Board Committee Memberships
Cossette Communication Group Inc. (TSX)	Audit
Metro Inc. (TSX)	Audit; Human Resources
Royal Bank of Canada (TSX, NYSE)	Corporate Governance; Conduct Review and Risk Policy

Kerry L. Hawkins	Independent
Age: 68	Winnipeg, Manitoba, CANADA	Director since: 1996

Mr. Hawkins is a Corporate Director. He retired as President of Cargill Limited (agricultural) in December 2005. He has worked in the marketing and agriculture industries since 1964 and, prior to becoming its President in 1982, held senior executive positions at Cargill Incorporated in North America and Europe.

Mr. Hawkins has a Bachelor of Arts in Business Economics from North Dakota State University.
Value of At-Risk Investment(3)	Board/Committee Membership(2)	Attendance at Meetings during 2008
$1,536,725	Board of Directors	10/10 (100%)
Health, Safety and Environment Committee	3/3 (100%)
Human Resources Committee(7)	4/4 (100%)
Other Public Board Directorships	Other Public Board Committee Memberships
NOVA Chemicals Corporation (TSX, NYSE)	Audit (Chair); Human Resources

15	TransCanada Corporation 2009 Management Proxy Circular

S. Barry Jackson	Independent
Age: 56	Calgary, Alberta, CANADA	Director since: 2002

Mr. Jackson is a Corporate Director. He was the Chair of Resolute Energy Inc. (oil and gas) from 2002 to 2005, and was the Chair of Deer Creek Energy Limited (oil and gas) from 2001 to 2005. Mr. Jackson was the President and Chief Executive Officer of Crestar Energy Inc. (oil and gas) from 1993 to 2000. He has worked in senior management positions in the oil and gas industry since 1974.

Mr. Jackson has a Bachelor of Science in Engineering from the University of Calgary.

Value of At-Risk Investment(3)	Board/Committee Membership(2)	Attendance at Meetings during 2008
$2,258,403	Board of Directors (Chair)	10/10 (100%)
Governance Committee(8)	3/3 (100%)
Human Resources Committee(8)	4/4 (100%)
Other Public Board Directorships	Other Public Board Committee Memberships
Nexen Inc. (TSX, NYSE)	Audit & Conduct Review; Compensation & Human Resources; Health, Safety, Environment and Social Responsibility (Chair); Reserves Review
WestJet Airlines Ltd.	–

Paul L. Joskow	Independent
Age: 61	New York, New York, U.S.A(1)	Director since: 2004

Dr. Joskow is an economist and President of the Alfred P. Sloan Foundation, a philanthropic institution focused primarily on research and education on issues related to science, technology and economic performance.  He is on leave from his position as Professor of Economics and Management, Massachusetts Institute of Technology (“MIT”) where he has been on the faculty since 1972.  Dr. Joskow was head of the MIT Department of Economics from 1994 to 1998 and the Director of the MIT Center for Energy and Environmental Policy Research from 1999 to 2007. He has worked in the economics field as an educator, researcher and consultant since 1972 and held various positions at Harvard University, Stanford University and Yale University in addition to MIT. Dr. Joskow was a Director of the New England Electric System from 1987 until 2000, a Director of National Grid plc from April 2000 to July 31, 2007, a Director of State Farm Indemnity Company from 1991 to 2002 and became a Director of Exelon Corporation in July 2007. He was the President of the Yale University Council until July 1, 2006 and was on the Board of Directors of the Whitehead Institute of Biological Research until February 2005. He joined the Board of Overseers of the Boston Symphony Orchestra in September 2005 and became a trustee of Yale University on July 1, 2008.

Dr. Joskow has a Bachelors of Arts with Distinction in Economics from Cornell University, a Masters of Philosophy in Economics from Yale University and a Ph.D. in Economics from Yale University.
Value of At-Risk Investment(3)	Board/Committee Membership(2)	Attendance at Meetings during 2008

TransCanada Corporation 2009 Management Proxy Circular	16

$645,826	Board of Directors	10/10 (100%)
	Audit Committee	8/8 (100%)
	Governance Committee	3/3 (100%)
	Other Public Board Directorships	Other Public Board Committee Memberships
	Exelon Corporation (NYSE)	Audit; Energy Delivery Oversight; Risk Oversight
	Putnam Mutual Funds (Trustee)	Contract; Brokerage (Chair); Executive; Shareholder Communications; Investment Oversight; Litigation

Harold N. Kvisle	Non-Independent(9)
Age: 56	Calgary, Alberta, CANADA	Director since: 2001

Mr. Kvisle has been the President and CEO of TransCanada since May 2003, and of TCPL since May 2001. Prior to his employment with TCPL, Mr. Kvisle was the President of Fletcher Challenge Energy Canada Inc. (oil and gas) from 1990 to 1999. He has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999. He held engineering, finance and management positions with Dome Petroleum Limited, is former Chair of the Interstate Natural Gas Association of America (INGAA) and is former Chair of the Mount Royal College Board of Governors.

Mr. Kvisle has a Bachelor of Science with Distinction in Engineering from the University of Alberta and a Master of Business Administration from the University of Calgary.
Value of At-Risk Investment(3)	Board/Committee Membership(2)(10)	Attendance at Meetings during 2008
For information relating to the securities held by Mr. Kvisle, see the disclosure under the heading “Compensation Discussion and Analysis – Share Ownership Guidelines” below.	Board of Directors	10/10 (100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Bank of Montreal (TSX, NYSE)	Risk Review

17	TransCanada Corporation 2009 Management Proxy Circular

John A. MacNaughton, C.M.	Independent
Age: 63	Toronto, Ontario, CANADA	Director since: 2006

Mr. MacNaughton is a Corporate Director. He is the Chairman of the Business Development Bank of Canada, Chairman of CNSX Markets Inc. (formerly Canadian Trading and Quotation System Inc.) (stock exchange) and a Director of Nortel Networks Corporation (technology). Mr. MacNaughton has been appointed by the Minister of Human Resources and Social Development as Nominating Committee Chair for the Canada Employment Insurance Financing Board.  He served as the founding President and Chief Executive Officer of the Canada Pension Plan Investment Board, a Crown Corporation created by an Act of Parliament to invest the assets of the Canada Pension Plan, from 1999 to 2005. He was President of Nesbitt Burns Inc., the investment banking arm of Bank of Montreal, from 1994 to 1999. Mr. MacNaughton is Vice-Chairman of the Canadian International Council and Vice-Chairman of the University Health Network (academic health science centre). He is a Member of the Order of Canada and a recipient of the Institute Certified Director Designation (ICD.D) from the Institute of Corporate Directors.

Mr. MacNaughton has a Bachelor of Arts in Economics from the University of Western Ontario.
Value of At-Risk Investment(3)	Board/Committee Membership(2)	Attendance at Meetings during 2008
$1,628,229	Board of Directors	10/10 (100%)
Audit Committee	7/8 (88%)
Governance Committee	2/3 (67%)
Other Public Board Directorships	Other Public Board Committee Memberships
Nortel Networks Corporation (TSX, NYSE)	Audit (Chair); Nominating and Governance
Nortel Networks Limited(11) (TSX)	Audit (Chair); Nominating and Governance

TransCanada Corporation 2009 Management Proxy Circular	18

David P. O’Brien, O.C.	Independent
Age: 67	Calgary, Alberta, CANADA	Director since: 2001

Mr. O’Brien is a Corporate Director. In addition to the public board directorships listed below, Mr. O’Brien is a director of the C.D. Howe Institute and is also Chancellor of Concordia University and a Member of the Science, Technology and Innovation Council of Canada. Mr. O’Brien was the Chairman and Chief Executive Officer of PanCanadian Energy Corporation (oil and gas) from October 2001 to April 2002 and was the Chairman, President and Chief Executive Officer of Canadian Pacific Limited (energy, transportation and hotels) from May 1996 to October 2001. He worked in the legal profession from 1967 to 1977, and in the oil and gas industry since 1978. He has also held senior executive positions at Petro-Canada. Mr. O’Brien was a director of Air Canada in April 2003 and resigned in November 2003.(12)  Mr. O’Brien was named an Officer of the Order of Canada in 2008.

Mr. O’Brien has a Bachelor of Arts with Honours in Economics from Loyola College and a Bachelor of Civil Law from McGill University. He also has an Honourary Bachelor of Applied Business and Entrepreneurship (International) from Mount Royal College and an Honourary Doctorate of Civil Law from Bishops University.

Value of At-Risk Investment(3)	Board/Committee Membership(2)	Attendance at Meetings during 2008
$1,515,264	Board of Directors	9/10 (90%)
Governance Committee	2/3 (67%)
Human Resources Committee	4/5 (80%)
Other Public Board Directorships	Other Public Board Committee Memberships
EnCana Corporation (Chair) (TSX, NYSE)	Nominating & Corporate Governance (Chair); Non-voting member of all other committees
Enerplus Resources Fund (TSX, NYSE)	Nominating & Corporate Governance
Molson Coors Brewing Company (TSX, NYSE)	Audit; Finance
Royal Bank of Canada (Chair) (TSX, NYSE)	Corporate Governance & Public Policy (Chair); Human Resources

19	TransCanada Corporation 2009 Management Proxy Circular

W. Thomas Stephens	Independent
Age: 66	Greenwood Village, Colorado, U.S.A.(1)	Director since: 2007(13)

Mr. Stephens is a Corporate Director.  He was the Chairman and Chief Executive Officer of Boise Cascade, LLC (paper, forest products and timberland assets) from November 2004 to November 2008. He served as President and Chief Executive Officer of MacMillan Bloedel Limited (forest products) from October 1997 to October 1999 and the Chairman and Chief Executive Officer of Johns Manville Corporation (building products) from 1986 to 1996. He has worked in the forestry and building materials industry since 1956.

Mr. Stephens has a Master of Science in Industrial Engineering from the University of Arkansas.
Value of At-Risk Investment(3)	Board/Committee Membership(2)	Attendance at Meetings during 2008
$209,255	Board of Directors	10/10 (100%)
Health, Safety & Environment Committee	3/3 (100%)
Human Resources Committee (Chair)(7)	5/5 (100%)
Other Public Board Directorships	Other Public Board Committee Memberships
Boise Inc. (NYSE)	Compensation

TransCanada Corporation 2009 Management Proxy Circular	20

D. Michael G. Stewart	Independent(14)
Age: 57	Calgary, Alberta, CANADA	Director since: 2006

Mr. Stewart is a Corporate Director. He was a director of Esprit Exploration Ltd. (oil and gas) from May 2002 to September 2004; a director of Canada Southern Petroleum Ltd. from June 2003 to August 2004; Chairman and trustee of Esprit Energy Trust (oil and gas) from August 2004 to October 2006 and a director of Creststreet Power & Income General Partner Limited, the General Partner of Creststreet Power & Income Fund L.P. (wind power) from December 2003 to February 2006. From September 1993 to March 2002, Mr. Stewart held a number of senior executive positions with Westcoast Energy Inc. (energy infrastructure, services and utilities) including Executive Vice-President, Business Development. He has been active in the Canadian energy industry for over 35 years.

Mr. Stewart holds a Bachelor of Science (Geological Sciences) with Honours from Queen’s University.
Value of At-Risk Investment(3)	Board/Committee Membership(2)	Attendance at Meetings during 2008
$552,064	Board of Directors	10/10 (100%)
Audit Committee	8/8 (100%)
Health, Safety and Environment Committee	3/3 (100%)
Other Public Board Directorships	Other Public Board Committee Memberships
Canadian Energy Services Inc.(15)	Audit (Chair)
Orleans Energy Ltd. (TSX)	Audit; Compensation; Engineering, Health & Safety
Pengrowth Corporation(16)	Compensation; Reserves, Operations, Environmental, Health and Safety

(1)	Messrs. Benson, Draper, Joskow and Stephens are U.S. residents while all other nominees are Canadian residents.
(2)	In addition to the Board and committee meetings, there were two strategic issues sessions and one full day strategic planning session held in 2008.
(3)

Indicates the total market value of common shares and deferred share units held by a director based on a share price of $30.10 on February 23, 2009. See table “At-Risk Investment and Year Over Year Changes” for more information.

(4)	Canadian Airlines International Ltd. filed for protection under the Companies’ Creditors Arrangement Act (Canada) and applicable bankruptcy protection statutes in the United States on March 24, 2000.
(5)	In 2008, Mr. Burney became Chairman of the International Advisory Board for Garda World Consulting & Investigation / Global Risks Group, a division of Garda World Security Corporation.
(6)	NorthWestern Corporation, doing business as NorthWestern Energy.
(7)	Mr. Hawkins was the Chair of the Human Resources Committee until April 25, 2008; subsequently Mr. Hawkins became a regular member of the committee and Mr. Stephens became the Chair.
(8)	Non-voting member of the Human Resources Committee and the Governance Committee. This is a result of the Board adopting the practice of holding simultaneous meetings of certain committees.
(9)	As the President and Chief Executive Officer of TransCanada, Mr. Kvisle is not considered independent.
(10)	Mr. Kvisle, as an officer of TransCanada and a non-independent Director, is not a member of any Board committees, but is invited to attend committee meetings, as required.
(11)

Nortel Networks Limited is the principal operating subsidiary of Nortel Networks Corporation (collectively referred to as “Nortel”). Mr. MacNaughton became a director of Nortel on June 29, 2005. Nortel was subject to a management cease trade order on April 10, 2006 issued by the Ontario Securities Commission (“OSC”) and other provincial securities regulators. The cease trade order related to a delay in filing certain of Nortel’s 2005 financial statements. The order was revoked by the OSC on June 8, 2006 and by the other provincial securities regulators very shortly thereafter. On January 14, 2009, Nortel, and certain of Nortel’s other Canadian subsidiaries filed for creditor protection under the Companies’ Creditors Arrangement Act (Canada).

21	TransCanada Corporation 2009 Management Proxy Circular

(12)	Air Canada filed for protection under the Companies’ Creditors Arrangement Act (Canada) and applicable bankruptcy protection statutes in the United States in April 2003.
(13)	Mr. Stephens previously served on the Board from 2000 to 2005.
(14)

Effective November 1, 2008, Mr. Stewart has been determined by the Board to be independent. Previously, Mr. Stewart was not considered independent as he provided consulting services to TransCanada and received more than $75,000 in compensation during the 12 month period ending October 31, 2005. Mr. Stewart’s consulting contract terminated on December 31, 2005.

(15)	The general partner of Canadian Energy Services L.P. (TSX).
(16)	The administrator of Pengrowth Energy Trust (TSX, NYSE).

Interlocking Directorships

Two of the nominees for election as director, Ms. Gauthier and Mr. O’Brien, serve together as directors on the Board of the Royal Bank of Canada.

TransCanada Corporation 2009 Management Proxy Circular	22

COMPENSATION OF DIRECTORS

TransCanada’s directors also serve as directors of TCPL. An aggregate fee is paid for serving on the Boards of TransCanada and TCPL.  Since TransCanada does not hold any assets directly, other than the common shares of TCPL and receivables from certain of TransCanada’s subsidiaries, all directors’ costs are assumed by TCPL according to a management services agreement between the two companies. The meetings of the boards and committees of TransCanada and TCPL run concurrently.

TransCanada’s director compensation practices are designed to reflect the size and complexity of TransCanada and to reinforce the emphasis we place on shareholder value by linking a portion of directors’ compensation to the value of common shares.  As a result, directors’ compensation consists of annual retainers and meeting fees paid in cash and in equity-based compensation known as deferred share units (“DSUs”).

The Governance Committee assesses the market competitiveness of our director compensation on an annual basis against publicly traded autonomous Canadian companies in the Comparator Group (as defined under the heading “Compensation Discussion and Analysis”) and a general industry sample of Canadian companies, using an analysis provided by an outside consultant.  Our goal is to provide total compensation to directors that is generally targeted at the median of our peers in both level and form in order to attract and retain qualified individuals.  This goal is reflected in our current compensation paid to directors.  The compensation philosophy for directors’ compensation is different that that for the executive officers discussed under the heading “Compensation Discussion and Analysis” in that it is not based on the performance of the Company.

DIRECTOR COMPENSATION TABLE

The following table sets forth the total compensation paid by TransCanada to directors in 2008.

Name (a)	Fees Earned(1) ($) (b)	Share-based Awards(2) ($) (c)	All Other Compensation (3) ($) (d)	Total ($) (e)
K.E. Benson	201,500	-	1,415	202,915
D.H. Burney	194,500	-	1,328	195,828
W.K. Dobson	194,000	-	507	194,507
E.L. Draper	198,500	-	1,413	199,913
P. Gauthier	193,000	-	1,000	194,000
K.L. Hawkins	193,253	-	1,342	194,595
S.B. Jackson(4)	396,000	-	29,174	425,174
P.L. Joskow	190,000	-	525	190,525
J.A. MacNaughton	190,000	-	1,314	191,314
D.P. O’Brien	176,500	-	1,000	177,500
W.T. Stephens	195,247	-	525	195,772
D.M.G. Stewart	183,254	-	507	183,761

(1)

Includes all annual Board and committee retainers and meeting fees, including the value of that portion of the Board retainer ($72,000) and the Board Chair retainer ($180,000) required to be paid in deferred share units (“DSUs”) and the value of cash retainers, meeting fees and travel fees elected by the director to be paid in DSUs as described in more detail under the heading “Retainers and Fees Paid to Directors” below.

(2)	Directors may be granted share-based awards in the form of DSUs as additional directors’ compensation under the DSU Plan. There were no DSUs awarded to directors in separate grants in 2008.
(3)	Amounts shown reflect value of DSUs credited during the year ended December 31, 2008 as a result of dividend value reinvestment from DSUs received in 2008 based on the quarterly

23	TransCanada Corporation 2009 Management Proxy Circular

dividend payable per common share of $0.36 on June 30, 2008 and on September 30, 2008, and $0.38 on December 31, 2008.
(4)	The Chair was reimbursed for certain office and other expenses of approximately $26,400 in 2008.

RETAINERS AND FEES PAID TO DIRECTORS

Annual board and committee retainers are paid to each director who is not an employee of TransCanada in quarterly installments, in arrears, and are pro-rated from the date of the director’s appointment to the Board and the relevant committees.  Each committee chair is entitled to claim a per diem for time spent on committee activities outside of the committee meetings.  TransCanada pays a travel fee of $1,500 per meeting for which round trip travel time exceeds three hours, and reimburses the directors for out-of-pocket expenses incurred in attending such meetings.  The retainers and fees paid to non-employee directors in 2008 are set forth in the following table and reflect changes approved by the Governance Committee effective January 1, 2008.  Directors who are U.S. residents are paid the same amounts as outlined below in U.S. dollars.

Board Chair retainer	$360,000 per annum ($180,000 in cash + $180,000 value of DSUs)(1)(2)
Board Chair meeting fee	$3,000 per Chaired Board meeting(1)
Board retainer	$142,000 per annum ($70,000 cash + $72,000 value of DSUs)(2)
Committee retainer	$4,500 per annum
Committee Chair retainer	$5,500 per annum
Board and Committee meeting fee	$1,500 per meeting
Committee Chair meeting fee	$1,500 per meeting

(1)	The Chair is paid only the Board Chair retainer fee, the Board Chair meeting fee and the travel fee. The Chair does not receive any other retainers or meeting fees.
(2)

The $180,000 portion of the Board Chair retainer paid in DSUs and the $72,000 portion of the Board retainer paid in DSUs are equal to an aggregate of 4,813 DSUs and 1,925 DSUs, respectively, which were granted quarterly, in arrears, based on the closing price of the common shares of TransCanada at the end of each quarter of $39.55, $39.50, $38.17 and $33.17, respectively.

 Directors are entitled to direct all or a portion of their cash retainers, meeting fees and travel fees to be paid in DSUs.  In 2008, Mr. Benson, Mr. Burney, Dr. Draper, Mr. Hawkins and Mr. MacNaughton directed all of their retainers, meeting fees and travel fees to be paid in DSUs.  Ms. Gauthier and Mr. O’Brien directed their Board retainers to be paid in DSUs.  In addition, Mr. Jackson directed the cash portion of his Chair retainer as well as his Board Chair meeting fee and travel fees to be paid in DSUs. For further information on the plan for DSUs, see the description under the heading “Share Unit Plan for Non-Employee Directors” below.

TransCanada Corporation 2009 Management Proxy Circular	24

2008 Retainers and Fees

The following table sets out the total fees paid in cash and the value of the DSUs awarded or credited for each non-employee director in 2008 as at the date of the grant, unless otherwise stated. Mr. Kvisle, as an employee of TransCanada, receives no cash fees or DSUs as a director.

Name	Board Retainer ($)	Committee Retainer ($)	Committee Chair Retainer ($)	Board Meeting Fee ($)	Committee Meeting Fee(1) ($)	Travel Fee ($)	Strategic Planning Sessions ($)	Total Fees Paid in Cash ($)	Total Value of DSUs Credited(2) ($)	Total Cash & Value of DSUs Credited(3) ($)
K.E. Benson(4)	142,000	4,500	5,500	15,000	22,500	10,500	1,500	0	201,500	201,500
D.H. Burney	142,000	9,000	n/a	15,000	16,500	10,500	1,500	0	194,500	194,500
W.K. Dobson	142,000	9,000	5,500	13,500	15,000	7,500	1,500	122,000	72,000	194,000
E.L. Draper(4)	142,000	9,000	5,500	15,000	15,000	10,500	1,500	0	198,500	198,500
P. Gauthier	142,000	9,000	n/a	15,000	16,500	9,000	1,500	51,000	142,000	193,000
K.L. Hawkins(5)	142,000	9,000	1,753	15,000	13,500	10,500	1,500	0	193,253	193,253
S.B. Jackson(6)	360,000	0	n/a	30,000	0	3,000	3,000	0	396,000	396,000
P.L. Joskow(4)	142,000	9,000	n/a	15,000	16,500	6,000	1,500	118,000	72,000	190,000
J.A. MacNaughton	142,000	9,000	n/a	15,000	15,000	7,500	1,500	0	190,000	190,000
D.P. O’Brien	142,000	9,000	n/a	13,500	7,500	3,000	1,500	34,500	142,000	176,500
W.T. Stephens(4)(5)	142,000	9,000	3,747	15,000	13,500	10,500	1,500	123,247	72,000	195,247
D.M.G. Stewart(7)	142,000	5,254	n/a	15,000	16,500	3,000	1,500	111,254	72,000	183,254

(1)

Amounts shown represent $1,500 per meeting attended paid to each committee member, including the committee chair, plus $1,500 per meeting attended and chaired paid to committee chairs. This column also includes one training session in relation to International Financial Reporting Standards for the Audit Committee members where all members, including the Chair, were paid $1,500.

(2)

Amounts shown include the minimum required amount of Board retainers paid in DSUs ($180,000 value of DSUs for the Chair, $72,000 value of DSUs for other Board members) plus the value of the retainers, meeting fees and travel fees elected to be received in DSUs.

(3)	Fees are aggregate amounts respecting duties performed on both TransCanada and TCPL Boards.
(4)	Directors who are U.S. residents are paid or credited these amounts, including DSU equivalents, in U.S. dollars.
(5)

Mr. Hawkins was Chair of the Human Resources Committee until April 25, 2008, then Mr. Stephens became Chair and Mr. Hawkins became a regular member. Their committee retainers have been prorated accordingly.

(6)	Mr. Jackson’s Board meeting fee includes the fee of $3,000 for each Board meeting he chaired.
(7)	Mr. Stewart was appointed to the Audit Committee on November 1, 2008. Prior to November 1, 2008, Mr. Stewart attended Audit Committee meetings as a guest and was paid committee meeting fees.

25	TransCanada Corporation 2009 Management Proxy Circular

MINIMUM SHARE OWNERSHIP GUIDELINES

The Board believes that directors can more effectively represent the interests of shareholders if they have a significant investment in the common shares of TransCanada, or their economic equivalent. As a result, TransCanada requires each director (other than Mr. Kvisle who is subject to executive share ownership guidelines) to acquire and hold a minimum number of common shares, or their economic equivalent, equal in value to five times the director’s annual cash portion of their Board retainer. Directors have a maximum of five years to reach this level of ownership.  The level of ownership can be achieved by direct purchase of common shares, by participation in the TransCanada Dividend Reinvestment Plan or by means of directing all or a portion of their retainer fees, attendance fees and travel fees into DSUs as described under the heading “Share Unit Plan for Non-Employee Directors” below.

All of the directors have achieved the minimum share ownership.

SHARE UNIT PLAN FOR NON-EMPLOYEE DIRECTORS

The Share Unit Plan for Non-Employee Directors (the “DSU Plan”) was established in 1998.  Pursuant to the DSU Plan, Board members are permitted to elect to receive any portion of their retainers and meeting fees paid in cash (including travel fees) in DSUs.  The DSU Plan also allows the Governance Committee in its discretion, to grant units as additional compensation for directors.

Initially the value of a DSU is equal to the market value of a common share at the time the directors are credited with the units.  The value of a DSU, when redeemed, is equivalent to the market value of a common share at the time the redemption takes place. In addition, at the time dividends are declared and paid on the common shares, each DSU accrues an amount equal to such dividends, which amount is then reinvested in additional DSUs at a price equal to the then market value of a common share.  DSUs cannot be redeemed until the director ceases to be a member of the Board. Canadian directors may redeem DSUs for cash or common shares at their option.  U.S. directors may only redeem DSUs for cash.

TransCanada Corporation 2009 Management Proxy Circular	26

AT-RISK INVESTMENT AND YEAR OVER YEAR CHANGES

The following table sets forth as of the date hereof and as of February 25, 2008, the date of TransCanada’s 2008 Management Proxy Circular, the number of each class of securities of TransCanada or any of its affiliates beneficially owned, directly or indirectly, or over which control or direction is exercised; the number of outstanding DSUs credited to each nominee; the total market value of common shares and DSUs (representing the at-risk investment) for each nominee as of February 23, 2009; and the minimum share ownership guideline as described above.  For information relating to the securities held by Mr. Kvisle, see the disclosure under the heading “Compensation Discussion and Analysis – Share Ownership Guidelines” below.

Name	Date	Common Shares(1)	DSUs(2)	Total of Common Shares and DSUs	At-Risk Investment Total Market Value of Common Shares and DSUs(3) ($)	Minimum Required(4) ($)
K. E. Benson	February 23, 2009	3,000	19,848	22,848	687,725	350,000
	February 25, 2008	3,000	13,377	16,377	646,728	350,000
	Change(5)	0	6,471	6,471	40,997
D. H. Burney	February 23, 2009	2,124	18,194	20,318	611,572	350,000
	February 25, 2008	1,070	12,479	13,549	535,050	350,000
	Change(5)	1,054	5,715	6,769	76,522
W. K. Dobson	February 23, 2009	3,000	36,858	39,858	1,199,726	350,000
	February 25, 2008	3,000	33,631	36,631	1,446,558	350,000
	Change(5)	0	3,227	3,227	(246,832)
E. L. Draper	February 23, 2009	0	19,681	19,681	592,398	350,000
	February 25, 2008	0	13,299	13,299	525,178	350,000
	Change(5)	0	6,382	6,382	67,220
P. Gauthier	February 23, 2009	1,000	30,707	31,707	954,381	350,000
	February 25, 2008	1,000	25,876	26,876	1,061,333	350,000
	Change(5)	0	4,831	4,831	(106,952)
K. L. Hawkins(6)	February 23, 2009	4,974	46,080	51,054	1,536,725	350,000
	February 25, 2008	4,932	39,346	44,278	1,748,538	350,000
	Change(5)	42	6,734	6,776	(211,813)
S. B. Jackson	February 23, 2009	39,000	36,030	75,030	2,258,403	900,000
	February 25, 2008	39,000	24,366	63,366	2,502,323	1,650,000
	Change(5)	0	11,664	11,664	(243,920)
P.L. Joskow	February 23, 2009	5,000	16,456	21,456	645,826	350,000
	February 25, 2008	5,000	13,809	18,809	742,767	350,000
	Change(5)	0	2,647	2,647	(96,941)
J. A. MacNaughton	February 23, 2009	40,000	14,094	54,094	1,628,229	350,000
	February 25, 2008	30,000	8,610	38,610	1,524,709	350,000
	Change(5)	10,000	5,484	15,484	103,520
D. P. O’Brien	February 23, 2009	19,634	30,707	50,341	1,515,264	350,000
	February 25, 2008	19,164	25,876	45,040	1,778,630	350,000
	Change(5)	470	4,831	5,301	(263,366)
W. T. Stephens(7)	February 23, 2009	1,470	5,482	6,952	209,255	350,000

27	TransCanada Corporation 2009 Management Proxy Circular

Name	Date	Common Shares(1)	DSUs(2)	Total of Common Shares and DSUs	At-Risk Investment Total Market Value of Common Shares and DSUs(3) ($)	Minimum Required(4) ($)
	February 25, 2008	1,470	3,236	4,706	185,840	350,000
	Change(5)	0	2,246	2,246	23,415
D. M. G. Stewart(8)	February 23, 2009	10,000	8,341	18,341	552,064	350,000
	February 25, 2008	7,500	6,156	13,656	539,275	350,000
	Change(5)	2,500	2,185	4,685	12,789

(1)

The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of TransCanada, has been furnished by each of the nominees. Except as indicated in these notes, the nominees have sole voting and dispositive power with respect to the securities listed above. As to each class of shares of TransCanada, its subsidiaries and affiliates, the percentage of outstanding shares beneficially owned by any one director or nominee or by all directors and officers of TransCanada as a group does not exceed 1% of the class outstanding.

(2)

The value of a DSU is tied to the value of TransCanada’s common shares. A DSU is a bookkeeping entry, equivalent to the value of a TransCanada common share, and does not entitle the holder to voting or other shareholder rights, other than the accrual of additional DSUs for the value of dividends. A director cannot redeem DSUs until the director ceases to be a member of the Board. Canadian directors can then redeem their units for cash or common shares, while U.S. directors can only redeem their units for cash.

(3)

Reflects the market value of common shares and DSUs based on a share price of $39.49 on February 25, 2008 and $30.10 on February 23, 2009 and includes DSUs credited during the year ended December 31, 2008 as a result of dividend value reinvestment from all outstanding DSUs.

(4)

TransCanada’s share ownership guidelines require that directors (other than Mr. Kvisle who is subject to the executive share ownership guidelines) own a minimum number of common shares or their economic equivalent, equal in value to five times the director’s annual cash retainer. Directors have a maximum of five years to reach this level of ownership.

(5)

Change represents the value of DSUs received by a director during the year ended December 31, 2008, including the value of DSUs received due to accrual of quarterly dividends plus any additional common shares acquired by a director during the year ended December 31, 2008.

(6)	The shares listed include 3,500 shares held by Mr. Hawkins’ wife.
(7)	Mr. Stephens became a director in 2007. Mr. Stephens has five years from the date he became a director to meet the minimum share ownership guidelines for directors (2012).
(8)	The shares listed include 500 shares held by Mr. Stewart’s wife.

TransCanada Corporation 2009 Management Proxy Circular	28

BOARD COMMITTEES AND THEIR CHARTERS

The Board has four standing committees: the Audit Committee; the Governance Committee; the Health, Safety and Environment Committee; and the Human Resources Committee. The Board does not have an Executive Committee. The Audit, Human Resources and Governance committees are required to be composed entirely of independent directors. The Health, Safety and Environment Committee is required to have a majority of independent directors.

Each of the committees has the authority to retain advisors to assist in the discharge of its respective responsibilities. Each of the committees reviews its respective charter at least annually and, as required, recommends changes to the Governance Committee and to the Board. Each of the committees also reviews its respective performance annually.

Each of the committees has a charter which is published on TransCanada’s website at www.transcanada.com.

CHAIR’S PARTICIPATION IN COMMITTEES

Mr. S.B. Jackson, the Chair of the Board, is an independent director. The Chair is appointed by the Board and serves in a non-executive capacity. The Chair was a non-voting member of all committees of the Board up until October 29, 2007. After that date, the Board adopted the practice of holding simultaneous meetings of certain committees and, as a result, the Chair is a non-voting member of the Governance and Human Resources Committees but is not a member of the Audit and Health, Safety and Environment Committees. The simultaneous sitting of certain committees allows more time to be available for each committee to focus on its respective responsibilities.

AUDIT COMMITTEE

Chair:  K.E. Benson

Members:  D.H. Burney, P. Gauthier, P.L. Joskow, J.A. MacNaughton, D.M.G. Stewart

This committee is comprised of six independent directors and is mandated to assist the Board in monitoring, among other things, the integrity of the financial statements of TransCanada, the compliance by TransCanada with legal and regulatory requirements, and the independence and performance of TransCanada’s internal and external auditors. The committee is also mandated to review and recommend to the Board approval of TransCanada’s audited annual and unaudited interim consolidated financial statements and related management discussion and analysis, and other corporate disclosure documents including information circulars, the annual information form, all financial statements in prospectuses and other offering memoranda, any financial statements required by regulatory authorities and all prospectuses and documents which may be incorporated by reference into a prospectus, before they are released to the public or filed with the appropriate regulatory authorities. In addition, the committee reviews and recommends to the Board the appointment and compensation of the external auditor, oversees the accounting, financial reporting, control and audit functions, and recommends funding of TransCanada’s pension plans.

Audit Committee information as required under the Canadian Audit Committee Rules (as defined in Schedule “A” of this Proxy Circular) is contained in TransCanada’s Annual Information Form for the year ending December 31, 2008 in the section “Corporate Governance - Audit Committee”.  Audit committee information includes the charter, committee composition, relevant education and experience of each member, reliance on exemptions, financial literacy of each member, committee oversight, pre-approval policies and procedures,

29	TransCanada Corporation 2009 Management Proxy Circular

and external auditor service fees by category. The Annual Information Form is available on SEDAR at www.sedar.com under TransCanada’s profile and is published on TransCanada’s website at www.transcanada.com.

The committee oversees the operation of an anonymous and confidential toll-free telephone number for employees, contractors and the public to call with respect to perceived accounting irregularities and ethical violations, and has set up a procedure for the receipt, retention, treatment and regular review of any such reported activities. This telephone number is published on TransCanada’s website at www.transcanada.com, on its intranet for employees and in the Company’s Annual Report to shareholders.

The committee reviews the audit plans of the internal and external auditors and meets with them at the time of each committee meeting, in each case both with and without the presence of management. The committee annually receives and reviews the external auditor’s formal written statement of independence delineating all relationships between itself and TransCanada and its report on recommendations to management regarding internal controls and procedures, and ensures the rotation of the lead audit partner having primary responsibility for the audit as required by law. The committee pre-approves all audit services and all permitted non-audit services. In addition, the committee discusses with management TransCanada’s material financial risk exposures and the actions management has taken to monitor and control such exposures, reviews the internal control procedures to oversee their effectiveness, monitors compliance with TransCanada’s policies and codes of business ethics, and reports on these matters to the Board. The committee reviews and approves the investment objectives and choice of investment managers for the Canadian pension plans and considers and approves any significant changes to those plans relating to financial matters.

There were eight meetings of the Audit Committee in 2008 (seven regularly scheduled, one special and one training session in relation to International Financial Reporting Standards (IFRS)).

GOVERNANCE COMMITTEE

Chair:  W.K. Dobson

Members:  D.H. Burney, P.L. Joskow, J.A. MacNaughton, D.P. O’Brien

This committee is comprised of five independent directors and is mandated to enhance TransCanada’s governance through a continuing assessment of TransCanada’s approach to corporate governance. The committee is mandated to identify qualified individuals to become Board members, to recommend to the Board nominees for election as directors at each annual meeting of shareholders and to annually recommend to the Board placement of directors on committees. The committee annually reviews the independence status of each director in accordance with written criteria in order to provide the Board with guidance for its annual determination of director independence and for the placement of members on committees.  The committee also oversees the risk management activities of TransCanada.  The committee monitors, reviews with management and makes recommendations related to TransCanada’s risk management programs and policies on an ongoing basis.

The committee reviews and reports to the Board on the performance of individual directors, the Board as a whole and each of the committees, in conjunction with the Chair of the Board. The committee also monitors the relationship between management and the Board, and reviews TransCanada’s structures to ensure that the Board is able to function independently of management. The committee chair annually reviews the performance of the Chair of the Board. The committee is also responsible for an annual review of director compensation and for the administration of the Share Unit Plan for Non-Employee Directors (1998).

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The committee monitors best governance practice and ensures any corporate governance concerns are raised with management. The committee ensures the Company has a best practice orientation package and monitors continuing education for all directors. In addition, the Committee has responsibility for oversight of the Company’s Strategic Planning process.

There were three meetings of the Governance Committee in 2008.

HUMAN RESOURCES COMMITTEE

Chair:  W.T. Stephens

Members:  W.K. Dobson, E.L. Draper, K.L. Hawkins, D.P. O’Brien

This committee is comprised of five independent directors and is mandated to review the Company’s human resources policies and plans, monitor succession planning and to assess the performance of the Chief Executive Officer and other senior officers of TransCanada against pre-established performance objectives. The committee approves the salary and other remuneration to be awarded to senior executive officers of TransCanada. A report on senior management development and succession is prepared annually for presentation to the Board. The committee reports to the Board with recommendations on the remuneration package for the CEO and reviews the CEO’s objectives on an annual basis. The committee approves all longer-term compensation including stock options and any major changes to TransCanada’s compensation and benefit plans. The committee considers and approves any changes to TransCanada’s pension plans relating to benefits provided under these plans. The Committee is also responsible for the review of the executive share ownership levels.

There were four meetings of the Human Resources Committee in 2008.

HEALTH, SAFETY AND ENVIRONMENT COMMITTEE

Chair:  E.L. Draper

Members:  P. Gauthier, K.L. Hawkins, W.T. Stephens, D.M.G. Stewart

This committee is comprised of five independent directors and is mandated to monitor the health, safety, security and environmental practices and procedures of TransCanada and its subsidiaries for compliance with applicable legislation, conformity with industry standards and prevention or mitigation of losses. The committee also considers whether the implementation of TransCanada’s policies related to health, safety, security and environmental matters are effective, including policies and practices to prevent loss or injury to TransCanada’s employees and its assets, networks or infrastructure from malicious acts, natural disasters or other crisis situations. The committee reviews reports and, when appropriate, makes recommendations to the Board on TransCanada’s policies and procedures related to health, safety, security and the environment. This committee meets separately with officers of TransCanada and its business units who have responsibility for these matters and reports to the Board on such meetings.

There were three meetings of the Health, Safety and Environment Committee in 2008.

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COMPENSATION DISCUSSION AND ANALYSIS

This section of the Proxy Circular explains how our executive compensation program is designed and operated with respect to our President and CEO (referred to as “CEO” in the narrative discussion in this section and under the section entitled “Executive Compensation Tables”), Chief Financial Officer “CFO”, and the three other most highly compensated executives included in this reported financial year (collectively referred to as our “Executive Officers”).  This section also identifies the objectives and material elements of compensation awarded to the Executive Officers and the reasons supporting such awards.  For a complete understanding of our executive compensation program, this Compensation Discussion and Analysis should be read in conjunction with the Summary Compensation Table and other executive compensation-related disclosure included in this Proxy Circular.

SUMMARY FOR 2008

The Human Resources Committee of the Board of Directors (the “HR Committee”) utilizes a pay-for-performance philosophy to determine market competitive Total Direct Compensation for our Executive Officers that is commensurate with results generated by the Company for its shareholders.  Total Direct Compensation represents the combined value of fixed compensation and performance-based variable incentive compensation.  To attract and retain top talent, fixed compensation is generally targeted at the median of our comparator market and performance recognition occurs through the delivery of variable short and longer-term incentive compensation.

In evaluating 2008 corporate performance, the HR Committee considered a number of qualitative and quantitative factors including financial results, the quality of earnings, execution of on-going projects and transactions, safety, operational performance and progress on key growth initiatives.  For 2008, the HR Committee determined the overall corporate performance rating to be “above target”.  This rating did not trigger any specific awards but rather served to provide general context for the HR Committee’s subsequent review of the Executive Officers’ individual performance.  The Total Direct Compensation decisions made by the HR Committee in 2009 following the assessment of performance in 2008 are noted in the section “Compensation Decisions Made for 2008 - Total Direct Compensation Awards”, below.

Additionally, the 2006 performance share unit grant vested on December 31, 2008.  The HR Committee considered the results achieved against the pre-established three-year performance objectives for that grant and determined that 100% of outstanding units would vest for payment.  This represents a level of performance that is “at target”.  More information regarding the 2006 performance share unit grant is noted in the section “Compensation Decisions Made for 2008 - Mid-term Incentive Performance”, below.

COMPENSATION PHILOSOPHY

TransCanada’s executive compensation program has the following objectives:

•                  to provide a compensation package that proportionally rewards individual contributions in light of overall business results;

•                  to be competitive in level and form with the external market;

•                  to align executives’ interests with shareholders and customers; and

•                  to support the attraction, engagement and retention of executives.

Market Benchmarking

Market competitive compensation is a key objective of the executive compensation program.  During compensation deliberations, the HR Committee considers comparable market data from Canadian-based energy companies that are generally of similar size and scope to TransCanada, and represent the

TransCanada Corporation 2009 Management Proxy Circular	32

market in which TransCanada may compete for talent (the “Comparator Group”).

The composition of the Comparator Group is reviewed annually by the HR Committee for its on-going business relevance to TransCanada.  An overview of the 2008 characteristics of the Comparator Group, as compared to TransCanada’s 2008 characteristics, is provided in the following table:

	TRANSCANADA	COMPARATOR GROUP
INDUSTRY	North American Pipelines, Power	Canadian Oil and Gas, Pipelines, Power, Utilities
LOCATION	Calgary	Principally Alberta

		MEDIAN	75th PERCENTILE
REVENUE(1)	$8.8 billion	$7.7 billion	$15.3 billion
MARKET CAPITALIZATION(2)	$19.2 billion	$14.7 billion	$26.4 billion
ASSETS(1)	$30.3 billion	$13.5 billion	$21.6 billion
EMPLOYEES(1)	Approximately 3,600	2,795	5,397

(1)	Revenue, assets and number of employees reflect 2007 information.
(2)	Market Capitalization value noted is calculated as at December 31, 2008 by multiplying the monthly closing price by the quarterly common shares outstanding for the most recently available quarter.

The members of the Compensation Comparator Group for 2008 were as follows:

Alliance Pipeline Ltd.

ATCO Ltd. & Canadian Utilities Limited

BP Canada Energy Company

Canadian Natural Resources Ltd.

Chevron Texaco Canada Resources

ConocoPhillips Canada Resources Ltd.

Devon Canada Corporation

Emera Inc.

Enbridge Inc. / Enbridge Pipelines Inc.

EnCana Corporation

EPCOR Utilities Inc.

ExxonMobil Canada

Fortis Inc.

Husky Energy Inc.

Imperial Oil Ltd.

Kinder Morgan Canada Inc.

Nexen Inc.

Petro-Canada

Shell Canada Ltd.

Spectra Energy

Suncor Energy Inc.

Syncrude Canada Ltd.

Talisman Energy Inc.

TransAlta Corporation

The compensation data from the Comparator Group (the “Comparator Market Data”) provides the initial reference point for the HR Committee.  The annual Total Direct Compensation value an Executive Officer is awarded will vary based on an assessment of their individual performance (as described below) and in accordance with the following guidelines:

IF PERFORMANCE...		TOTAL DIRECT COMPENSATION...
meets objectives	à	will be comparable to median Total Direct Compensation market data
exceeds objectives	à	will be comparable to above-median market data(1)
falls short of objectives	à	market positioning will be adjusted downward from the previous year(2)

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(1)	The degree to which an Executive Officer’s Total Direct Compensation value is positioned above the median is relative to his or her assessed individual performance level.
(2)	The degree to which the pay is adjusted downward is also relative to individual performance. The adjustment is typically made through variable rather than fixed compensation.

COMPENSATION DECISION-MAKING PROCESS

The Role of the HR Committee

The HR Committee approves, or recommends for approval, all remuneration to be awarded through the executive compensation program to the Executive Officers.  The HR Committee directs management to gather information on its behalf, and provide initial analysis and commentary.  The HR Committee reviews this material along with other information received from external advisors in its deliberations before considering or rendering decisions.  The HR Committee has full discretion to adopt or alter management recommendations or to consult its own external advisors.

The HR Committee recognizes the importance of maintaining sound governance practices for the development and administration of executive compensation and benefit programs, and has instituted processes that enhance the HR Committee’s ability to effectively carry out its responsibilities. Examples of processes that the HR Committee uses include:

•	holding in-camera sessions without Company management present prior to and following every regularly scheduled HR Committee meeting;
•	hiring external consultants and advisors and requiring their attendance at specified HR Committee meetings;
•	annually approving a checklist that sets out the timetable of all regularly occurring accountabilities for the HR Committee which provides context for the discussion of related items; and
•	using a two-step review process where items are provided for the HR Committee’s initial review at a meeting prior to the approval meeting.

The Role of Management

Executive management plays an important role in our executive compensation decision-making process, due to their direct involvement in and knowledge of the business goals, strategies, experiences and performance of the Company and its various key business areas.  The HR Committee engages in active discussions with the CEO concerning the determination of performance objectives, including individual goals and initiatives for Executive Officers who directly report to the CEO.  Further discussions consider whether, and to what extent, criteria for the previous year have been achieved for those individuals.  The CEO may also provide a self-assessment of his own individual performance objectives and/or results achieved, if requested by the HR Committee.

The CEO makes recommendations to the HR Committee regarding the level and form of compensation awards for his direct reports.  The CEO does not engage in discussions with the HR Committee regarding his own Total Direct Compensation.  Human Resources management provides the HR Committee and the Chair of the Board with relevant market data and other information as requested, in order to support the HR Committee’s deliberations regarding the CEO’s Total Direct Compensation and subsequent recommendation to the Board.

The Role of the External Compensation Consultant

The HR Committee engages the services of an individual consultant (the “Consultant”) from Towers Perrin to provide executive compensation consulting services.  The mandate of the Consultant is to provide an assessment of management’s proposals relating to the compensation of the

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Executive Officers, attend all HR Committee meetings (unless otherwise requested by the HR Committee Chair), and, at the request of the HR Committee Chair, provide data, analysis or opinion on compensation-related matters under consideration by the HR Committee.

In 2008, the Consultant provided services to the HR Committee in accordance with this mandate and attended portions of all HR Committee meetings, as requested by the Chair of the HR Committee. The fees paid to Towers Perrin in 2008 for the Consultant’s services to the HR Committee were approximately $81,000. The performance of the Consultant is reviewed and the engagement is approved by the HR Committee on an annual basis.

Under the mandate, the Consultant could also provide advice to management on significant changes to compensation philosophy or programs, or other compensation matters of the Company if the work was directed or approved by the Chair of the HR Committee. These additional services were not provided by the Consultant to TransCanada in 2008. In 2008, other consultants employed by Towers Perrin provided the Company with executive and non-executive compensation analysis, Board compensation analysis, benefit and pension actuarial consulting services for both U.S. and Canadian operations and the fees paid for these services were approximately $2.1 million. All service fees and related expenses paid to Towers Perrin, including those for the services of the Consultant, are reviewed by the HR Committee.

Performance Assessment

For Executive Officers, the HR Committee intentionally uses a compensation program premised on the sound judgment and absolute discretion of the HR Committee.  The HR Committee is of the view that formulas and weightings applied to forward-looking annual and longer-term performance objectives may lead to unintended consequences for compensation purposes.  For this reason, there are no pre-established weightings applied to objectives or formulaic calculations used to determine compensation awards for Executive Officers.

The HR Committee’s comprehensive assessment of the overall business performance of TransCanada, including corporate performance against objectives (both quantitative and qualitative), business circumstances and, where appropriate, relative performance against peers, provides the context for individual Executive Officer evaluations for all direct compensation awards.

Corporate Performance

TransCanada’s Board approves annual corporate objectives aligned with achieving the annual results required to deliver on TransCanada’s key longer-term strategies for growth and value creation.  These quantitative and qualitative objectives are captured, at a high level, in a corporate objectives summary document which is utilized by the HR Committee as a reference for compensation decision-making.  The corporate objectives summary includes specific corporate financial objectives and captures the general qualitative objectives for key business areas.

At the end of each year, the HR Committee reviews the results achieved and discusses them with management.  For the purposes of Total Direct Compensation deliberations, the HR Committee then determines an overall rating for actual corporate performance relative to an expected level of performance.  This overall corporate performance rating provides general context for the HR Committee’s review of individual performance by the Executive Officers.

A summary of the 2008 corporate performance results are noted in the section “Compensation Decisions Made for 2008 – Overall Corporate Performance”, below.

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Individual Performance

The HR Committee approves annual individual performance objectives for the Executive Officers that are intended to align with the corporate objectives and reflect “key performance areas” for each executive relative to their specific role.  As with the corporate objectives, individual Executive Officer’s performance objectives may include a combination of quantitative and qualitative measures with no pre-determined weightings.

The HR Committee, in consultation with the CEO, reviews the achievements and overall contribution of each individual Executive Officer who reports to the CEO.  The Board Chair and HR Committee have in-camera discussions to complete an independent assessment of the performance of the CEO.  The HR Committee then determines an overall individual performance rating for each individual Executive Officer and considers this rating in determining Total Direct Compensation.

Internal Equity and Retention Value

Executive Officer pay relative to other executives (“internal equity”) is generally considered in establishing compensation levels.  The difference between the CEO’s compensation, the compensation of the Presidents and that of the other Executive Officers reflects, in part, the difference in their relative responsibilities.  The CEO’s responsibility for the management and oversight of the enterprise is greater than each of the President’s respective business area portfolios.  However, the Presidents’ responsibilities are greater than those of other Executive Officers.  As a result, the compensation level for our CEO is higher than for our Presidents, who in turn, have higher compensation levels than other Executive Officers.

The HR Committee also considers the retentive potential of its compensation decisions.  Retention of the Executive Officers is critical to business continuity and succession planning.

Previously Awarded Compensation

The HR Committee approves or recommends compensation awards which are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual.  The HR Committee believes that reducing or limiting current stock option grants, performance share units or other forms of compensation because of prior gains realized by an Executive Officer would unfairly penalize the officer and reduce the motivation for continued high achievement.  Similarly, the HR Committee does not purposefully increase long-term incentive award values in a given year to offset less-than-expected returns from previous grants.

During the annual Total Direct Compensation deliberations, the HR Committee is provided with summaries of the three-year history of each Executive Officer’s previously awarded Total Direct Compensation.  These summaries help the HR Committee to track changes in an Executive Officer’s Total Direct Compensation from year to year and to remain aware of the historical compensation for each individual.

To ensure that the Company’s longer-term compensation programs are effective in delivering on the objectives of the compensation philosophy, the HR Committee annually reviews modeled compensation scenarios for the Executive Officers that illustrate the impact of various future corporate performance outcomes on previously awarded and outstanding compensation  (i.e., “wealth accumulation analysis”).  Following their review of this material in 2008, the HR Committee found that the relationship between pay and corporate performance was appropriate for all of the Executives and that, in aggregate, the resulting compensation modeled under various corporate performance scenarios was reasonable and delivered the intended differentiation of compensation value based on performance.

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Share Ownership Guidelines

In support of the Company’s compensation philosophy, the HR Committee believes that executives can more effectively represent the interests of shareholders if they have a considerable investment in the common shares of TransCanada, or their economic equivalent.  The HR Committee has instituted share ownership guidelines (the “Guidelines”) which encourage executives to achieve an ownership level in the Company that the HR Committee views as significant in relation to each executive’s base salary.

The level of ownership can be achieved through the purchase of common shares, by participation in the TransCanada Dividend Reinvestment Plan or through unvested performance share units. The Guidelines require that at least 50% of the ownership level be in “actual shares” (i.e., TransCanada common shares or units of any TransCanada sponsored limited partnership).  Unvested performance share units only count to a maximum of 50% of the ownership level.

Executives generally have five years to meet their ownership requirements based on either the date they are initially included under the Guidelines or when there is a material amendment made to the Guidelines.  The HR Committee receives annual updates on executive ownership levels and conformity with the Guidelines.  The following table sets out the Guideline ownership levels for the Executive Officers relative to their base salary as of December 31, 2008 and the 20-day volume-weighted average closing price of TransCanada’s common shares at year end which was $32.97:

			ACTUAL GUIDELINE OWNERSHIP VALUE AS AT DECEMBER 31, 2008
Name	Minimum Ownership Level(1)	Minimum Ownership Value ($)	Value from Performance Share Unit Plan Grants(2) ($)	Value from Common Shares or LP Units ($)	Total Value ($)	Multiple of Base Salary
H.N. Kvisle(3)	3 x	3,750,000	1,875,000	2,357,619	4,232,619	3.4
G.A. Lohnes	2 x	860,000	430,000	439,292	869,292	2.0
R.K. Girling	2 x	1,400,000	700,000	730,022	1,430,022	2.0
A.J. Pourbaix	2 x	1,400,000	700,000	691,612	1,391,612	2.0
D.M. Wishart	2 x	1,100,000	550,000	1,135,619	1,685,619	3.1

(1)          Minimum ownership requirement is a multiple of base salary depending on the role of the executive. Other select executives of TransCanada have a minimum ownership requirement of either one-time or two-times base salary.

(2)          Under the Guidelines, the value from unvested units from the performance share unit plan is counted only to a maximum of 50% of the minimum ownership requirement.

(3)          Mr. Kvisle, Director, President and Chief Executive Officer, held 71,508 common shares as of TransCanada as of December 31, 2008.

The HR Committee annually reviews a summary of ownership levels under the Guidelines and in 2008, noted that all Executive Officers had met their minimum ownership requirements. Once an executive is deemed to have reached the minimum ownership requirement, the HR Committee uses discretion in the maintenance of this level in the event of subsequent share price fluctuations.

ELEMENTS OF COMPENSATION

Total Direct Compensation represents the combined value of fixed compensation and performance-based variable incentive compensation.  Once determined, the value of Total Direct Compensation is allocated to four direct compensation elements: base salary, short-term incentive in the form of an annual cash bonus, mid-term incentives in the form of performance share units and long-term incentives in the form of stock options.

The allocation of Total Direct Compensation value to these different compensation elements is not based on a formula, but rather is intended to reflect market practices as well as the HR Committee’s discretionary assessment of an Executive Officer’s past contribution and ability to contribute to future short, medium and long-term business results.

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Overview of Compensation Elements

Component of Total Direct Compensation	Type of Compensation	Element	Form	Performance Period
FIXED	Annual	Base salary	Cash	1 year
	Annual	Short-term incentive	Annual cash bonus	1 year

		Medium-term incentives	Performance share units	Up to 3 years with vesting at end of term
VARIABLE	Longer-term
		Long-term incentives	Stock options	Vesting 33 1/3% each year for 3 years with a 7 year term

Base Salary

Base salary is the fixed portion of Total Direct Compensation and is designed to provide income certainty and to attract and retain executives.  Base salaries for Executive Officers are reviewed annually and typically are positioned to align with the median of the Comparator Market Data.  Variances from the median are determined by the HR Committee and may be based on individual performance, the scope of the executive’s role within TransCanada, retention considerations and/or material differences in an Executive Officer’s responsibilities compared with similar roles in the Comparator Group.

Short-term Incentives

The annual cash bonus is a short-term incentive that is intended to reward each Executive Officer for their yearly individual contribution and performance of personal objectives in the context of overall annual corporate performance.  Target payout values are not pre-established by the HR Committee but consideration is given to Comparator Market Data when determining the payout amount. The annual cash bonus is designed to motivate executives to annually achieve personal business objectives, to be accountable for their relative contribution to the Company’s performance, as well as to attract and retain executives.

Mid-term Incentives

Mid-term incentive compensation is provided through the granting of performance share units. This incentive arrangement is designed to motivate executives to achieve mid-term corporate objectives, align their interests with those of our shareholders and to attract and retain executives.

Executives receive a provisional grant of notional share units that is based on an allocated value of Total Direct Compensation divided by the price of TransCanada’s common shares at the time of grant. During the three year grant term, granted share units accrue an amount equal to the aggregate value of quarterly dividends per common share declared and paid by TransCanada which is then reinvested in participants’ accounts as additional share units.  The vesting of these additional share units is subject to the same performance criteria as those units from the original grant.

The number of units that vest for payout is subject to the attainment of three-year corporate business performance objectives set by the HR Committee at the time of grant. The performance measures that will be used by the HR Committee to determine the vesting of the 2008 grant are:

•                  TransCanada’s absolute total shareholder return (“TSR”);

•                  relative TSR as compared to specified companies with which TransCanada may compete for capital;

•                  funds generated from operations per share; and

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•                  earnings per share.

There are no pre-established weightings applied to these criteria nor are there formulaic calculations used to create the final performance achievement for the grant. The HR Committee uses judgment and discretion to assess overall performance in the context of the stated criteria and business circumstances surrounding the performance achieved.

At the end of the grant term, actual results are compared against the performance objectives and participant unit totals are adjusted as follows, based on this assessment:

PERFORMANCE LEVEL		UNITS VESTING(1)
Below threshold	à	zero units vest; no payment is made
At threshold	à	50% of units vest for payment
At target	à	100% of units vest for payment
At or above maximum	à	150% of units vest for payment

(1)   If the actual performance achievement is determined by the HR Committee to align at a point between threshold and target, or target and maximum levels, the HR Committee will determine the number of units that vest on a pro-rata basis.

The resulting total vested units are then valued based on the price of TransCanada’s common shares at the time of vesting. Executive Officers receive a cash payment, less statutory withholdings, for the total value of the vested units at the end of the grant term.

Long-term Incentives

Long-term incentive compensation is provided through the granting of stock options. This incentive arrangement is designed to motivate executives to achieve longer-term sustainable business results, align their interests with those of our shareholders and to attract and retain executives.  Participants benefit only if the market value of TransCanada’s common shares at the time of stock option exercise is greater than the exercise price of the stock options at the time of grant. Unless otherwise specified by the HR Committee at the time of grant, stock options vest 33 1/3% on each anniversary of the grant date for a period of three years and expire seven years from the grant date.

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Stock Option Plan Information

Stock Option Granting Process

Generally, stock option grants are determined as part of the annual deliberation regarding Total Direct Compensation.  The CEO makes recommendations to the HR Committee regarding individual stock option awards for all recipients.  The CEO does not engage in discussions with the HR Committee regarding his own stock option grants.  Human Resources management provides the HR Committee and the Chair of the Board with relevant market data and other information in order to support the HR Committee’s deliberation regarding the CEO’s stock option grant recommendation to the Board.

The HR Committee reviews the appropriateness of the stock option grant recommendations from the CEO for all eligible employees and accepts or adjusts these recommendations.  The HR Committee is responsible for approving all individual stock option grants, including, on rare occasions, grants that are awarded outside the annual compensation deliberation process for such things as promotions or new hires.  The HR Committee is also responsible for recommending to the Board for their approval any stock option grants for the CEO.

The HR Committee approves or recommends compensation awards, including stock option grants, which are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual.

Stock Option Plan Amendments

The HR Committee has the authority to suspend or discontinue the stock option plan at any time without shareholder approval.  The HR Committee may also make certain amendments to the plan without shareholder approval, including such items as setting the vesting date of a given grant and changing the expiry date of an outstanding stock option which does not entail an extension beyond the original expiry date.  No amendments can be made to the stock option plan that adversely affect the rights of any option holder regarding any previously granted options without the consent of the option holder.

Management does not have a right to amend, suspend or discontinue the plan.  The plan also provides that certain amendments be approved by the shareholders of TransCanada as provided by the rules of the Toronto Stock Exchange (“TSX”). Among other things, shareholder approval is required to increase the number of shares available for issuance under the plan, to lower the exercise price of a previously granted option, to cancel and reissue an option and to extend the expiry date of an option beyond its original expiry date.  In 2008, the HR Committee approved various minor changes to improve the administrative efficiency of the plan which did not require shareholder approval.

Other Compensation

Executive Officers receive other benefits that the Company believes are reasonable and consistent with its overall executive compensation program.  These benefits, which are based on competitive market practices, support the attraction and retention of Executive Officers.  Benefits include a defined benefit pension plan (as described below), traditional health and welfare programs and executive perquisites.

Our perquisite policy provides a limited number of perquisites to our Executive Officers.  The Company normally gives each officer a specified dollar amount (also known as an allowance) which is received as a lump-sum cash payment and can be used for any purpose at the discretion of the Executive Officer.  In 2008 the dollar amount of this allowance was $4,500 for each of the Executive Officers including the CEO.  Executive Officers

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are also provided with memberships to a limited number of luncheon and/or recreation clubs.

Executive Officers who work at the Company’s head office are eligible for a company-paid reserve parking stall which in 2008 was valued at $5,352.  They also receive either an annual car allowance valued at $18,000, or a similarly-valued capital allowance towards a leased vehicle and reimbursement of associated operating expenses.  Any non-policy perquisites are outlined in the discussion following the Summary Compensation Table (below).

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COMPENSATION DECISIONS MADE FOR 2008

Overall Corporate Performance

For the purposes of Total Direct Compensation deliberations, the HR Committee reviewed the 2008 corporate performance results, including the information noted below. The HR Committee used this information to determine an overall rating to provide general context for the review of individual performance by the Executive Officers.

The following outlines key financial results and common share statistics for 2008.  All values are expressed in Canadian dollars:

Key Financial Results (millions of dollars)	2008	2007
Net Income	$1,440	$1,223
Comparable Earnings(1)	$1,279	$1,100
Funds Generated From Operations(1)	$3,021	$2,621

Common Share Statistics	2008	2007
Net Income Per Share - Basic	$2.53	$2.31
Comparable Earnings Per Share - Basic(1)	$2.25	$2.08
Funds Generated From Operations Per Share - Basic(1)	$5.30	$4.95
Dividends Declared Per Share	$1.44	$1.36
Basic Common Shares Outstanding (millions)
Average for the period	570	530
End of period	616	540
TSR (1 year)	(15.1%)	3.3%
TSR (3 year)	0.8%	51.5%

(1)   Refer to the “Non-GAAP Measures” section of the 2008 Management Discussion & Analysis disclosure document for a further discussion of comparable earnings, comparable earnings per share and funds generated from operations.

Net income was $1.4 billion in 2008 or $2.53 per share which was an increase of approximately nine per cent on a per share basis compared to 2007.  Comparable earnings for 2008 were $1.3 billion or $2.25 per share which was an increase of approximately eight per cent on a per share basis compared to 2007. Total funds generated from operations were $3.0 billion in 2008 or $5.30 per share which was an increase of approximately seven per cent on a per share basis compared to 2007.

Other notable accomplishments reviewed by the HR Committee included:

•                Pipeline development achievements including significant advancement on the engineering, procurement and construction activities for the initial phase of the Keystone Oil Pipeline as well as the granting by the Alaska Commissioner of Revenue and Natural Resources of a license to TransCanada under the Alaska Gasline Inducement Act to advance the Alaska Pipeline project through an open season and subsequent Federal Energy Regulatory Commission certification;

•                The acquisition by TransCanada of all the outstanding membership interests of the 2,480 MW Ravenswood Generating Facility in New York City from National Grid for US$2.8 billion, subject to certain post-closing adjustments; and

•                The successful public offerings throughout 2008 of just under 65.3 million common shares that generated proceeds of approximately $2.4 billion that will be used to partially fund acquisitions and capital projects of the Company including, amongst others, the acquisition of the Ravenswood Generating Facility, the construction of the Keystone

TransCanada Corporation 2009 Management Proxy Circular	42

Oil Pipeline, for general corporate purposes and to repay short-term indebtedness.

Further information regarding TransCanada’s corporate financial and business performance can be found in the “2008 Management Discussion and Analysis” disclosure document.

The HR Committee noted that although one-year and three-year TSR results were below expected levels, TransCanada’s financial performance was strong in 2008 and demonstrated the Company’s ability to generate significant earnings and cash flow during uncertain economic times.  The cash flow generated by the Company’s operating assets, along with recently completed debt and common share issuances, means TransCanada is well positioned to fund its sizable capital program.  The HR Committee agreed that looking forward, TransCanada should be in a position to generate strong, long-term financial returns for shareholders as a result of the growing portfolio of high-quality energy infrastructure assets, proven project development and execution capabilities and the Company’s strong financial position.

After considering these performance results, the HR Committee determined that overall corporate performance in 2008 was “above target” and that this rating would serve to provide context for the 2009 review of compensation for the Executive Officers.  Individual performance of the Executive Officers is assessed based on the individual Executive Officer’s contribution to the overall corporate performance level, relative to their specific role.  There are no specific weightings or formulas used in the assessment of individual performance of the Executive Officers.

Although the Company demonstrated strong financial performance in 2008, the uncertainties in the global economy and volatility in the world stock markets present challenges for many companies, including TransCanada. In consideration of these market conditions, our HR Committee decided to use the following guiding principles during their 2009 Total Direct Compensation deliberations:

•                  no increases in base salaries for the Executive Officers;

•                  2008 annual bonus payments that are reflective of each Executive Officer’s contribution to TransCanada’s strong overall corporate performance for the year; and

•                  no increase in overall long-term incentive value, except in cases where an increase is deemed warranted by the HR Committee.

In addition, the HR Committee approved 2009 corporate performance objectives that continue to focus on achieving the annual results required to deliver on TransCanada’s key longer-term strategies for growth and value creation.

Mid-term Incentive Performance

The 2006 performance share unit grant vested on December 31, 2008.  As noted in the section above entitled, “Overview of Compensation Elements - Mid-term Incentives”, the plan provides for payouts from zero to 150% of units based on the HR Committee’s assessment of performance over the course of the three-year grant term.  Based on the following results, the HR Committee determined a final performance rating of “at target” which meant that 100% of each participant’s total performance share units were vested for payout:

•                  absolute TSR over the course of the grant term was below target performance;

•                  TransCanada’s relative TSR performance was below target;

•                  results for funds generated from operations were significantly above target; and

•                  earnings per share performance was significantly above target.

More information regarding the performance share unit payout for the Named Executive Officers can be found in the “Value Vested During the Year” table, below.

43	TransCanada Corporation 2009 Management Proxy Circular

Total Direct Compensation Awards

The following tables outline the compensation awarded to the Executive Officers in 2009 and 2008 for overall performance in 2008 and 2007 respectively, as determined by the HR Committee during the annual deliberations regarding Total Direct Compensation.  This information is supplemental to that which is required in the Summary Compensation Table.

		FIXED COMPENSATION ($)		VARIABLE COMPENSATION ($)						TOTAL DIRECT COMPENSATION (TDC) ($)
Name	Year Of Award (1)	Annual Base Salary (2)	% Change	Annual Cash Bonus (3)	% Change	Performance Share Unit Grant	% Change	Stock Option Grant	% Change	TDC	% Change
H.N. Kvisle	2009	1,250,000	0%	1,850,000	19%	3,040,000	1%	960,000	(4)%	7,100,000	4%
	2008	1,250,000		1,550,000		3,000,000		1,000,000		6,800,000

G.A. Lohnes	2009	430,000	0%	550,000	12%	584,000	7%	216,000	18%	1,780,000	8%
	2008	430,000		490,000		547,500		182,500		1,650,000

R.K Girling	2009	700,000	0%	950,000	6%	1,520,000	1%	480,000	(4)%	3,650,000	1%
	2008	700,000		900,000		1,500,000		500,000		3,600,000

A.J. Pourbaix	2009	700,000	0%	900,000	0%	1,520,000	1%	480,000	(4)%	3,600,000	0%
	2008	700,000		900,000		1,500,000		500,000		3,600,000

D.M. Wishart	2009	550,000	0%	600,000	9%	1,014,000	13%	336,000	12%	2,500,000	9%
	2008	550,000		550,000		900,000		300,000		2,300,000

(1)        The year when compensation is awarded following the assessment of performance from the prior year (e.g., 2009 Total Direct Compensation awards are made following an assessment of the performance results achieved in 2008).

(2)          This column represents the annual base salary rate that is effective as at April 1 of the noted year.

(3)          The total lump-sum cash award made for performance attributable to the prior year, and paid in the first quarter of the noted year.

Total Direct Compensation Pay Mix

The following table provides the “pay mix” of the Total Direct Compensation awarded in 2009 and 2008 for each of the Executive Officers.  “Pay mix” is the resulting relative value of each compensation element following the allocation of Total Direct Compensation value.  It is expressed as percentage of Total Direct Compensation.

Name	Year of Award(1)	% of TDC from Annual Base Salary (2)	% of TDC from Annual Cash Bonus (3)	% of TDC from Performance Share Unit Grant	% of TDC from Stock Option Grant
H.N. Kvisle	2009	18	26	42	14
	2008	18	23	44	15
G.A. Lohnes	2009	24	31	33	12
	2008	26	30	33	11
R.K Girling	2009	19	26	42	13
	2008	19	25	42	14
A.J. Pourbaix	2009	19	25	43	13
	2008	19	25	42	14
D.M. Wishart	2009	22	24	41	13
	2008	24	24	39	13

(1) The year when compensation is awarded as a result of performance assessed from the prior year (e.g., 2009 Total Direct Compensation awards are pursuant to performance results achieved in 2008).
(2) This column represents the annual base salary rate that is effective as at April 1 of the noted year.
(3) The total lump-sum cash award made for performance attributable to the prior year, and paid in the first quarter of the noted year.

TransCanada Corporation 2009 Management Proxy Circular	44

PERFORMANCE GRAPH

The following chart compares TransCanada’s five-year cumulative TSR to the S&P/TSX composite index (assuming reinvestment of dividends and considering a $100 investment on December 31, 2003 in TransCanada’s common shares).

	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2008	Compound Annual Growth
TransCanada	100.0	111.5	142.3	163.5	168.9	143.4	7.5%
TSX	100.0	114.5	142.1	166.6	183.0	122.6	4.2%

As noted above, the HR Committee considers a number of factors and performance elements when determining compensation for the Executive Officers.  Although TSR is one performance measure that is reviewed, it is not the only consideration in executive compensation deliberations.  As a result, a direct correlation between TSR over a given period and executive compensation levels is not anticipated.

45	TransCanada Corporation 2009 Management Proxy Circular

EXECUTIVE COMPENSATION TABLES

All compensation values disclosed in this section, unless otherwise noted, are expressed in Canadian dollars and are generally derived from compensation plans and programs that are described in detail under the section “Compensation Discussion and Analysis” or from retirement arrangements reported under the section “Pension and Retirement Benefits” in this Proxy Circular.

The Executive Officers also serve as executive officers of TCPL. An aggregate remuneration is paid for serving as an executive of TransCanada and for service as an executive officer of TCPL. Since TransCanada does not hold any material assets directly other than the common shares of TCPL and receivables from certain of TransCanada’s subsidiaries, all executive employee costs are assumed by TCPL according to a management services agreement between the two companies.

SUMMARY COMPENSATION TABLE

The following table outlines the summary of compensation received by the Executive Officers during or for the 2008, 2007, and 2006 financial years:

					Non-equity Incentive Plan Compensation
Name and Principal Position	Year	Salary(4) ($)	Share- based Awards(5) ($)	Option- based Awards(6) ($)	Annual Incentive Plans(7) ($)	Long- term Incentive Plans(8) ($)	Pension Value(9) ($)	All Other Compensation(10) ($)	Total Compensation ($)
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
H.N. Kvisle	2008	1,237,503	3,000,000	1,000,000	1,850,000	702,000	753,000	12,354	8,554,857
President &	2007	1,175,001	2,378,696	771,304	1,550,000	663,000	1,324,000	11,708	7,873,709
Chief Executive Officer	2006	1,100,004	1,917,500	782,500	1,500,000	619,125	713,000	11,000	6,643,129
G.A. Lohnes	2008	415,008	547,500	182,500	550,000	79,200	349,000	110,682	2,233,890
Executive	2007	362,508	422,878	137,122	490,000	104,742	181,000	158,061	1,856,311
Vice-President & Chief Financial Officer	2006(1)	318,829	141,164	186,320	320,001	97,810	626,000	267,429	1,957,553
R.K. Girling	2008	682,506	1,500,000	500,000	950,000	396,000	352,000	6,796	4,387,302
President,	2007	602,502	1,261,088	408,912	900,000	408,220	594,000	5,979	4,180,702
Pipelines	2006(2)	498,346	618,300	566,700	700,000	381,206	384,000	28,192	3,176,744
A.J. Pourbaix	2008	682,506	1,500,000	500,000	900,000	255,600	343,000	66,796	4,247,902
President,	2007	602,502	1,261,088	408,912,	900,000	241,400	575,000	61,479	4,050,381
Energy	2006(3)	494,172	618,300	566,700	700,000	225,425	393,000	71,065	3,068,662
D.M. Wishart	2008	537,507	900,000	300,000	600,000	180,000	277,000	26,354	2,820,861
Executive	2007	475,005	755,143	244,857	550,000	204,220	467,000	46,708	2,742,934
Vice-President, Operations & Engineering	2006	395,007	327,850	172,150	500,000	190,706	154,000	24,942	1,764,655

(1)          Mr. Lohnes was appointed Executive Vice-President and Chief Financial Officer for TransCanada in June 2006 and continued in his role as President of Great Lakes Transmission Company (“Great Lakes”) until September 1, 2006. As such, the values denoted for the 2006 financial year represent compensation earned in this position for a four month period, combined with compensation earned for eight months in his previous position

TransCanada Corporation 2009 Management Proxy Circular	46

as President and Chief Executive Officer of Great Lakes. With the exception of the values noted in column (f2) and column (g), the compensation Mr. Lohnes received during his tenure as President and Chief Executive Officer of Great Lakes was provided in U.S. dollars (or equivalent value) but has been expressed here in Canadian dollars based on the Bank of Canada’s average annual exchange rate for 2006 of 1.134.

(2)          Mr. Girling was appointed President, Pipelines in June 2006.  As such, values denoted for the 2006 financial year represent compensation earned in this position for a seven month period, combined with compensation earned for five months in his previous position as Executive Vice-President, Corporate Development and Chief Financial Officer for TransCanada.

(3)          Mr. Pourbaix was appointed President, Energy in June 2006. As such, values denoted for the 2006 financial year represent compensation earned in this position for a seven month period, combined with compensation earned for five months in his previous position as Executive Vice-President, Power.

(4)          This column reflects actual base salary earnings during the noted financial year. Base salary rates are reviewed annually as part of Total Direct Compensation deliberation and changes, if any, are typically effective April 1.

(5)          This column shows the Total Direct Compensation value that was allocated to performance share units.  The number of share units awarded is created by taking the value noted and dividing it by the valuation price at the time of grant, namely $39.87 for 2008, $40.45 for 2007 and $36.60 for 2006.  The valuation price is based on the volume-weighted average trading price of TransCanada’s common shares during the five trading days immediately prior to and including the grant date.

(6)          This column shows the total compensation value of stock options granted to the Executive Officers during each of the financial years noted. Only executive level employees received grants from the Stock Option Plan in 2008.  For 2008, the exercise price of a stock option granted to Canadian executives was $39.75, which represented the closing market price of TransCanada common shares on the TSX for the last trading day immediately preceding the award date of the option.

In conjunction with a corporate restructuring, there was a special grant of stock options made to certain Executive Officers in June 2006 that was in addition to those granted earlier in the year during the annual determination of Total Direct Compensation. Specifically, Mr. Lohnes received an additional 50,000 options with a compensation value of $142,500, Mr. Girling and Mr. Pourbaix each received an additional 100,000 options with a compensation value of $285,000.

(7)          Amounts referred to in this column are paid as annual cash bonuses and are attributable to the noted financial year. These payments are generally made by March 15 following the completion of the financial year.

(8)          This column contains the value awarded from a grandfathered dividend-value plan under which grants are no longer made. The HR Committee determined an annual unit value of $1.44 per unit for 2008, $1.36 per unit for 2007 and $1.27 per unit for 2006 be awarded for all outstanding units held under the plan.  Further information regarding this plan is noted in the narrative discussion for the Summary Compensation Table, below.

(9)          This column includes the annual compensatory value from the defined benefit pension plan.  This value, along with further explanation regarding the plan can be found in column (e) of the Defined Benefit Pension Plan Table below.

(10)    The value in this column includes all other compensation not reported in any other column of the table for each of the Executive Officers and includes the following:

•                   The value of perquisites provided to Mr. Lohnes in 2007 was $47,891 which exceeded 10% of his total salary for that year and has therefore been included in this column.  Aside from this exception, the perquisites values for each Executive Officer for all other financial years is less than $50,000 and 10% of total salary and, as such, are not included in this column.  For information, the average annual value for perquisites provided to the Executive Officers in 2008 was $28,810.  All perquisites provided to the Executive Officers have a direct cost to the Company and are valued on this basis.

•                   A tax equalization payment was made to Mr. Lohnes in 2006 of US$124,842 and is included in this column. This payment is disclosed here in Canadian dollars based on the Bank of Canada’s average annual exchange rate for 2006 of 1.134.

•                   Included in this column is a one-time special tax-protected cash payment of $200,000 made to Mr. Lohnes as part of his repatriation to Canada. This value was paid to Mr. Lohnes in annual installments of $70,000 in 2006, $65,000 in 2007 and $65,000 in 2008. The installments disclosed include tax reimbursements of $44,754 for 2006, $41,557 for 2007 and $41,557 for 2008.

•                   Included in this column are payments made to Executive Officers by subsidiaries and affiliates of TransCanada (including directors’ fees paid by affiliates and amounts paid for serving on management committees of entities in which TransCanada holds an interest), specifically: Mr. Girling - $23,250 for 2006; Mr. Pourbaix - $60,000 for 2008, $55,500 for 2007 and $59,250 for 2006; and Mr. Wishart - $21,000 for 2008, $42,000 for 2007 and $21,000 for 2006.

•                   This column includes TransCanada’s contribution under the 401K pension plan for Mr. Lohnes in the amount of US$8,792 for 2006.  This payment is disclosed here in Canadian dollars based on the Bank of Canada’s average annual exchange rate for 2006 of 1.134.

•                   TransCanada’s contributions under the Employee Stock Savings Plan made on behalf of the Executive Officer for the noted financial year is included in this column, specifically:

47	TransCanada Corporation 2009 Management Proxy Circular

o                 Mr. Kvisle - $12,354 for 2008, $11,708 for 2007 and $11,000 for 2006;

o                 Mr. Lohnes - $4,125  for 2008, $3,613 for 2007, and $1,133 for 2006;

o                 Mr. Girling - $6,796 for 2008, $5,979 for 2007 and $4,942 for 2006;

o                 Mr. Pourbaix - $6,796 for 2008, $5,979 for 2007 and $4,892 for 2006; and

o                 Mr. Wishart - $5,354 for 2008, $4,708 for 2007 and $3,942 for 2006.

•                   Included in this column is the value of payments made in a particular financial year in the event an Executive Officer elected to receive a cash payment in lieu of vacation entitlement from the previous year.

Stock Option Valuation

The value disclosed in column (e) in the Summary Compensation Table, above, reflects the HR Committee’s view of the grant date fair value of the stock option award.  The amount noted for 2008 is based on a grant date fair value of $5.96 per stock option or 15% of the exercise price of $39.75.  The amount noted for 2007 is based on a grant date fair value of $3.81 per stock option or 10% of the exercise price of $38.10.  The amount noted for 2006 is based on a grant date fair value of $3.13 per stock option or 8.89% of the exercise price of $35.23.

In arriving at these values, the HR Committee considered a range of valuation approaches and assumptions, and ultimately used their discretion in arriving at grant date fair values they deemed to be fair and reasonable for compensation purposes. For accounting purposes, the grant date fair values determined for these awards were $3.97 per stock option for 2008, $4.22 per stock option for 2007 and $3.61 per stock option for 2006.

Non-equity Long-term Incentive Plan

The values contained in column (f2) in the Summary Compensation Table, above, reflect the value awarded from a grandfathered dividend-value plan under which grants are no longer made. Although no longer considered part of the current executive compensation program, annual awards on outstanding grants from this plan continue to be made and disclosed as compensation for the Executive Officers.  Prior to the discontinuance of the plan in 2003, one unit from the dividend-value plan was granted in tandem with each granted stock option and expired ten years from the date of grant.

Each dividend-value plan unit provides the holder with the right to receive an annual unit value, as determined by the HR Committee, in its discretion. The maximum annual unit value is equal to the dividends declared on one TransCanada common share in a given year.  For 2008, the HR Committee determined that $1.44 per unit was to be awarded for all outstanding units held under the dividend-value plan.

Recent Dividend-Value Plan Amendments

In December 2008, the HR Committee approved amendments to the dividend-value plan that provided for payment of all previously awarded but deferred annual unit value.  These lump sum payments represented the total value deferred from multiple years of annual unit value awards, including the value disclosed in column (f2) in the Summary Compensation Table, above, for 2006 and 2007.  As such, these payments are not reported in the Summary Compensation Table but are provided here for information:

Name	Total Units Outstanding (#)	Total Deferred Value as at 31-Dec-08 and paid in Jan-09 ($)
H.N. Kvisle	487,500	3,775,238
G.A. Lohnes	55,000	419,195
R.K. Girling	250,000	1,981,950
A.J. Pourbaix	160,000	1,221,340
D.M. Wishart	125,000	984,425

These payments included all annual unit value awarded up to and including

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the 2007 financial year.  The annual unit value awarded for 2008 was paid to each Executive Officer as a separate payment in February, 2009 and is disclosed in column (f2) in the Summary Compensation Table, above, for 2008.

49	TransCanada Corporation 2009 Management Proxy Circular

INCENTIVE PLAN AWARDS - OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS

The following table outlines all option-based and share-based awards previously awarded to the Executive Officers that are outstanding at the end of the most recently completed financial year.

	OPTION-BASED AWARDS				SHARE-BASED AWARDS
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options(1) ($)	Number of Shares or Units of Shares that have not Vested(2) (#)	Market or Payout Value of Share-based Awards that have not Vested(3) ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
H.N. Kvisle	200,000	22.33	24-Feb-10	2,168,000	140,337.032	2,327,490
	165,000	26.85	23-Feb-11	1,042,800
	42,500	18.01	27-Feb-11	644,300
	150,000	21.43	25-Feb-12	1,761,000
	160,000	30.09	28-Feb-12	492,800
	250,000	35.23	27-Feb-13	0
	202,442	38.10	22-Feb-14	0
	167,715	39.75	25-Feb-15	0
G.A. Lohnes	10,500	30.09	28-Feb-12	32,340	25,314.903	419,848
	14,000	35.23	27-Feb-13	0
	50,000	33.08	12-Jun-13	4,500
	35,990	38.10	22-Feb-14	0
	30,608	39.75	25-Feb-15	0
R.K. Girling	80,000	22.33	24-Feb-10	867,200	72,062.626	1,195,159
	60,000	26.85	23-Feb-11	379,200
	65,000	21.43	25-Feb-12	763,100
	60,000	30.09	28-Feb-12	184,800
	90,000	35.23	27-Feb-13	0
	100,000	33.08	12-Jun-13	9,000
	107,326	38.10	22-Feb-14	0
	83,857	39.75	25-Feb-15	0
A.J. Pourbaix	20,000	20.58	1-Mar-09	251,800	72,062.626	1,195,159
	60,000	26.85	23-Feb-11	379,200
	60,000	30.09	28-Feb-12	184,800
	90,000	35.23	27-Feb-13	0
	100,000	33.08	12-Jun-13	9,000
	107,326	38.10	22-Feb-14	0
	83,857	39.75	25-Feb-15	0
D.M. Wishart	20,000	20.58	1-Mar-09	251,800	43,197.713	716,434
	35,000	18.01	27-Feb-11	530,600
	30,000	21.43	25-Feb-12	352,200
	40,000	22.33	24-Feb-10	433,600
	40,000	26.85	23-Feb-11	252,800
	40,000	30.09	28-Feb-12	123,200
	55,000	35.23	27-Feb-13	0
	64,267	38.10	22-Feb-14	0
	50,314	39.75	25-Feb-15	0

(1)          Calculated on outstanding vested and unvested stock options and based on the difference between the noted exercise price for the grant and the 2008 year-end closing price on the TSX for common shares of $33.17.

(2)          The number of units represents those from both the original grant and those added during the grant term as a result of dividend value reinvestment, from all outstanding grants under the performance share unit plan as at December 31, 2008.

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(3)          TransCanada’s performance share unit plan uses three-year objectives for the various performance measures.  Additionally, there is no absolute formula applied to the performance results that is used to determine the final payout.  Given that these conditions do not allow an interim calculation of performance results, the values noted in this column represent the minimum payout value from the plan that is greater than zero.  This minimum payout value is calculated by taking 50% of the total units reported in column (f) and multiplying those by the 2008 year-end closing price on the TSX for common shares of $33.17.

INCENTIVE PLAN AWARDS - VALUE VESTED DURING THE YEAR

The following table outlines the aggregate value of all option-based and share-based awards previously made to the Executive Officers that vested during the most recently completed financial year.  It also includes the aggregate value from non-equity incentive plan awards that were earned by the Executive Officers during the most recently completed financial year.

Name	Option-based Awards - Value Vested During the Year ($)	Share-based Awards - Value Vested During the Year ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year(2) ($)
(a)	(b)	(c)	(d)
H.N. Kvisle	1,049,382	1,933,090	2,552,000
G.A. Lohnes(1)	205,912	125,495	629,200
R.K. Girling	596,594	623,327	1,346,000
A.J. Pourbaix	596,594	623,327	1,155,600
D.M. Wishart	258,135	330,516	780,000

(1)          At the time of grant, Mr. Lohnes was President of Great Lakes and his performance share unit grant was under the U.S. plan.  The payment value noted under column (c) for Mr. Lohnes is expressed in U.S. dollars and was paid in Canadian dollars exchanged at par.

(2)          The value noted is this column is the aggregate value from both the annual cash bonus payment and the dividend-value plan annual payment that are attributable to this financial year.  The annual cash bonus value is denoted in column (f1), “Annual Incentive Plans” while the dividend-value plan payment is denoted in column (f2), “Long-term Incentive Plans” in the Summary Compensation Table, above.

Option-based Awards - Value Vested During the Year

The value noted in column (b) of the Value Vested During the Year table, above, is the aggregate value from outstanding stock options that vested during the financial year.  The value represents the total dollar value that would have been realized if the stock options had been exercised on the vesting date.  The following table provides grant-by-grant details on the calculation of this total value:

Supplemental Table - Value of Outstanding Options Calculated at Vesting

Name	Grant Date	Total Number of Securities Under Options Granted (#)	Option Exercise Price ($)	Number of Options that Vested from the Grant during the Financial Year(1) (#)	Share Price on Vesting Date(2) ($)	Value at Vesting ($)
H.N. Kvisle	22-Feb-07	202,442	38.10	67,481	39.75	111,344
	27-Feb-06	250,000	35.23	83,333	39.92	390,832
	28-Feb-05	160,000	30.09	53,334	40.35	547,207
G.A. Lohnes	22-Feb-07	35,990	38.10	11,997	39.75	19,795
	27-Feb-06	14,000	35.23	4,667	39.92	21,888
	12-Jun-06	50,000	33.08	16,667	38.83	95,835
	28-Feb-05	20,000	30.09	6,666	40.35	68,393
R.K. Girling	22-Feb-07	107,326	38.10	35,775	39.75	59,029
	27-Feb-06	90,000	35.23	30,000	39.92	140,700
	12-Jun-06	100,000	33.08	33,333	38.83	191,665
	28-Feb-05	60,000	30.09	20,000	40.35	205,200

51	TransCanada Corporation 2009 Management Proxy Circular

Name	Grant Date	Total Number of Securities Under Options Granted (#)	Option Exercise Price ($)	Number of Options that Vested from the Grant during the Financial Year(1) (#)	Share Price on Vesting Date(2) ($)	Value at Vesting ($)
A.J. Pourbaix	22-Feb-07	107,326	38.10	35,775	39.75	59,029
	27-Feb-06	90,000	35.23	30,000	39.92	140,700
	12-Jun-06	100,000	33.08	33,333	38.83	191,665
	28-Feb-05	60,000	30.09	20,000	40.35	205,200
D.M. Wishart	22-Feb-07	64,267	38.10	21,422	39.75	35,346
	27-Feb-06	55,000	35.23	18,333	39.92	85,982
	28-Feb-05	40,000	30.09	13,334	40.35	136,807

(1)          TransCanada employee stock options vest one-third on each anniversary of the grant date for a period of three years.

(2)          The share price noted is the closing price for TransCanada Common Shares on the TSX for the later of the vesting date or the first full trading day following that date.

Share-based Awards - Value Vested During the Year

The value noted in column (c) of the Value Vested During the Year table above is the value paid to the Executive Officers upon the vesting of the 2006 grant of performance share units.  The noted value in this table is calculated as follows:

Total Units as of the Vesting Date(1)	X	Valuation Price(2) at Vesting Date	+	Total Units as of the Vesting Date(1)	X	Final Dividend value(3)	X	Performance Multiplier as determined by the HR Committee

(1)          The total number of units at the vesting date includes those both from the original grant and those accumulated by dividend-value reinvestment throughout the grant term.

(2)          The Valuation Price equals the volume-weighted average trading price of TransCanada’s common shares during the five trading days immediately prior to and including the vesting date.

(3)          The Final Dividend value is the dividend per common share that has been declared as of Q4 of the vesting year but which has not been paid at the vesting date.

For information, the following table reconciles the performance share unit payment value that is noted in column (c) of the Value Vested During the Year table.

Supplemental Table - Payment Value of 2006 Performance Share Unit Grant

Name	Vesting Date	Total Units at Vesting (2) (#)	Value of Total Units at Vesting (3) ($)	Value of Final Dividend(4) ($)	Total Payment Value(5) ($)
(i)	(ii)	(iii)	(iv)	(v)	(vi)
H.N. Kvisle	31-Dec-08	57,981.116	1,912,217	20,873	1,933,090
G.A Lohnes(1)	31-Dec-08	3,764.112	124,140	1,355	125,495
R.K. Girling	31-Dec-08	18,696.075	616,597	6,731	623,327
A.J. Pourbaix	31-Dec-08	18,696.075	616,597	6,731	623,327
D.M. Wishart	31-Dec-08	9,913.487	326,947	3,569	330,516

(1)   At the time of grant, Mr. Lohnes was President of Great Lakes and his performance share unit grant was under the U.S. plan.  The payment values noted for Mr. Lohnes are expressed in U.S. dollars and were paid in Canadian dollars exchanged at par.

(2) The total units at vesting include those units from the original grant and those from dividend reinvestment activity up to Q3 of 2008.
(3) Units noted in column (iii) were valued at $32.98 per unit based on the five day volume-weighted closing price of common shares on the TSX at December 31, 2008.
(4) The value noted is the declared dividend for Q4 2008 of $0.36 multiplied by the number of units noted in column (iii).

(5)   Based on the HR Committee’s assessment of the performance achieved against objectives, 100% of the total units became vested for payment as of the Vesting Date noted.  As such, the value in this column represents the sum of the values from columns (iv) and (v).  This value was paid to the Executive Officers in February 2009.

TransCanada Corporation 2009 Management Proxy Circular	52

EQUITY COMPENSATION PLAN INFORMATION

The stock option plan is the only compensation arrangement under which equity securities of TransCanada have been authorized for issuance.  Stock options may be granted to employees of TransCanada as approved by the HR Committee as described under the section, “Elements of Compensation - Long-term Incentives” above.  The following provides key information regarding the stock option plan:

•                The stock option plan was first approved by shareholders in 1995;

•                As at February 23, 2009, there were approximately:

o               9,332,794 common shares issuable upon the exercise of outstanding stock options; this represents 1.5% of issued and outstanding common shares;

o               3,158,829 common shares remaining available for issuance; this represents 0.5% of issued and outstanding common shares;

o               17,918,427 common shares have been issued upon the exercise of stock options, representing 2.9% of issued and outstanding common shares of the Company; and

•                The exercise price for unexercised issued stock options ranges from $10.03 to $39.75, with expiry dates ranging from March 1, 2009 to February 23, 2016.

Under the terms of the stock option plan, the maximum number of common shares reserved for issuance as stock options to any one participant in any fiscal year cannot exceed 20% of the total number of options granted in that fiscal year.  Additionally, the number of common shares that may be reserved for issuance to insiders, or issued within any one year period, under all of TransCanada’s security based compensation arrangements cannot exceed 10% of TransCanada’s issued and outstanding common shares.  Other than these plan provisions, there are no additional restrictions on the number of stock options that may be granted to insiders.  Stock options cannot be transferred or assigned by participants other than a personal representative being permitted to exercise stock options in the case of death of a participant or if a participant is unable to manage his or her affairs.

For more information regarding amendments to the stock option plan and vesting information, refer to the sections entitled, “Elements of Compensation - Long-term Incentives and Stock Option Plan Information”, above.  The actions currently prescribed for outstanding stock option grants after specific employment events are described below under the section, “Termination and Change of Control Benefits - Separation Arrangements”, below.

53	TransCanada Corporation 2009 Management Proxy Circular

Securities Authorized for Issuance under Equity Compensation Plans

The following table outlines the number of common shares to be issued upon the exercise of outstanding stock options under the stock option plan, the weighted average exercise price of the outstanding stock options, and the number of common shares available for future issuance under the stock option plan, all as at December 31, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options (#) (a)	Weighted-average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)
Equity compensation plans approved by security holders	8,501,007	29.10	4,188,117
Equity compensation plans not approved by security holders	Nil	Nil	Nil

TOTAL	8,501,007	29.10	4,188,117

PENSION AND RETIREMENT BENEFITS FOR EXECUTIVES

Effective January 1, 2008, TransCanada’s retirement program was amended to allow new employees and existing employees with less than ten years of service with TransCanada the choice to either participate in the defined benefit pension plan or receive an annual Company contribution to a savings account under the new savings plan.  Eligible employees who elect to participate in the savings plan will receive a Company contribution equal to 7% of base salary plus 7% of annual incentive compensation paid up to a set percentage.  However, participation in the defined benefit pension plan is mandatory for all employees once they have ten years of service with the Company.

All of the Executive Officers participate in the defined benefit pension plan.

Defined Benefit Pension Plan

The defined benefit pension plan consists of a base pension plan and a supplemental pension plan for eligible employees.

Base Pension Plan

All of our Canadian employees with ten years of service and those with less than ten years of service who have elected to participate in the defined benefit pension plan (the “Pension Plan Employees”), including the Executive Officers, participate in the base pension plan, which is now solely a non-contributory defined benefit pension plan.

The normal retirement age under our base pension plan is age 60 or any age between 55 and 60 where the sum of an employee’s age and continuous service equals 85.  Employees are eligible to retire ten years prior to their normal retirement date, but the benefit payable is subject to early retirement reduction factors. The defined benefit plan is integrated with Canada Pension Plan benefits.

The benefit calculation for the base pension plan is:

1.25% of an employee’s Highest Average Earnings(1) up to the Final Average(2) YMPE(3)	plus	1.75% of an employee’s Highest Average Earnings above the Final Average YMPE	multiplied by	Credited Service(4)

(1)           “Highest Average Earnings” means the average of an employee’s best consecutive 36 months of Pensionable Earnings in the last 15 years before retirement. “Pensionable Earnings” means an employee’s base salary plus the annual cash bonus up to a pre-established maximum amount as outlined in the plan text for the defined benefit pension plan.  Pensionable Earnings do not include any other forms of compensation.

(2)           “Final Average YMPE” means the average of the year’s maximum Pensionable Earnings in effect for the latest calendar year from which earnings are included in an employee’s Highest Average Earnings calculation plus the two previous years.

(3)           “YMPE” means Year’s Maximum Pensionable Earnings under the Canada/Québec Pension Plan.

(4)    “Credited Service” means the employee’s years of credited pensionable service in the defined benefit pension plan.

Registered defined benefit pension plans are subject to a maximum annual benefit accrual under the Income Tax Act (Canada), which is currently $2,444 for each year of Credited Service, with the result that benefits

TransCanada Corporation 2009 Management Proxy Circular	54

cannot be earned in the base pension plan on compensation above approximately $153,000 per annum.

Supplemental Pension Plan

All of our Pension Plan Employees, including the Executive Officers, who have Pensionable Earnings over the Income Tax Act (Canada) ceiling of approximately $153,000, participate in the Company’s non-contributory defined benefit supplemental pension plan. Approximately 600 employees currently participate in the supplemental pension plan.

The defined benefit pension plan uses a hold harmless approach, where the maximum amount allowable under the Income Tax Act (Canada) will be paid from the base pension plan and the remainder is paid from the supplemental pension plan.  The supplemental pension plan is funded through a retirement compensation arrangement under the Income Tax Act (Canada).  Subject to the Board’s approval, contributions to the fund are based on an annual actuarial valuation of the supplemental pension plan obligations calculated on the basis of the plan terminating at the beginning of each calendar year.  The annual pension benefit under the supplemental pension plan is equal to 1.75% multiplied by the employee’s Credited Service, multiplied by the amount by which such employee’s Highest Average Earnings exceed the ceiling imposed under the Income Tax Act (Canada) and is recognized under the defined benefit pension plan.

Generally, neither the base pension plan nor the supplemental pension plan provide for the recognition of past service. However, pursuant to the provisions of the supplemental pension plan, the HR Committee has exercised its discretion to grant additional years of Credited Service to executive employees from time to time.

All Pension Plan Employees, including the Executive Officers, will receive the following normal form of pension:

(a)                                   in respect of Credited Service prior to January 1, 1990, upon retirement, a monthly pension payable for life with 60% continuing thereafter to the employee’s designated joint annuitant; and

(b)                                  in respect of Credited Service on and after January 1, 1990, upon retirement, a monthly pension as described in (a) above and, for unmarried employees, a monthly pension payable for life with payments to the employee’s estate guaranteed for the balance of ten years if the employee dies within ten years of retirement.

In lieu of the normal form of pension, optional forms of pension payment may be chosen provided that any legally required waivers are completed.  Forms of optional pension payment include: increasing the percentage of the pension value that continues after death, adding a guarantee period to the pension and, under the base pension plan only, transferring the lump sum commuted value of the pension to a locked-in retirement account up to certain limits.

Accrued Pension Obligations

As at December 31, 2008, TransCanada’s accrued obligation for the supplemental pension plan was approximately $178.0 million. The 2008 current service costs and interest costs of the supplemental pension plan were approximately $5.5 and $11.0 million, respectively, for a total of $16.5 million. The accrued pension obligation is calculated following the method prescribed by the Canadian Institute of Chartered Accountants and is based on management’s best estimate of future events that affect the cost of pensions, including assumptions about future salary adjustments and bonuses. More information on the accrued obligations and the assumptions utilized may be found in Note 21 - (Employee Future Benefits) of the Notes to TransCanada’s 2008 Consolidated Financial Statements which are available

55	TransCanada Corporation 2009 Management Proxy Circular

on the Company’s website at www.transcanada.com and filed on SEDAR at www.sedar.com.

Defined Benefit Pension Plan Table

		Annual Benefits Payable (c)		Accrued			Accrued
Name (a)	Number of Years of Credited Service (b)	At Year End(4) ($) (c1)	At Age 65(5) ($) (c2)	Obligation Start of Year(6) ($) (d)	Compensatory Change(7) ($) (e)	Non- Compensatory Change(8) ($) (f)	Obligation at Year End(6) ($) (g)
H.N. Kvisle(1)	18.33	707,000	1,095,000	9,047,000	753,000	(1,138,000)	8,662,000
G.A. Lohnes(2)	15.33	134,000	244,000	1,906,000	349,000	(472,000)	1,783,000
R.K. Girling(3)	13.00	197,000	486,000	2,447,000	352,000	(753,000)	2,046,000
A.J. Pourbaix(3)	13.00	195,000	531,000	2,343,000	343,000	(863,000)	1,823,000
D.M. Wishart	11.59	143,000	278,000	2,006,000	277,000	(409,000)	1,874,000

(1)             In 2002, the HR Committee approved an arrangement with Mr. Kvisle to grant him additional Credited Service in recognition of his accomplishments to date and to retain his services into the future.  The arrangement resulted in him receiving five years of additional Credited Service in 2004 on his fifth anniversary date with TransCanada.  In addition, for each year after 2004, until and including 2009, Mr. Kvisle will be granted one additional year of Credited Service on the date of the anniversary of his employment.  All such additional service will not exceed ten additional years of Credited Service and is to be recognized solely in the supplemental pension plan with respect to earnings in excess of the maximum set under the Income Tax Act (Canada).

(2)             Mr. Lohnes continued to accrue Credited Service in the base pension plan and supplemental pension plan while employed in the United States from August 16, 2000 to August 31, 2006. Pensionable Earnings were established on the basis that one U.S. dollar is equal to one Canadian dollar, and included both the U.S. base salary and annual cash bonus up to the pre-established maximum amount as outlined in the plan text for the defined benefit pension plan.

(3)             In 2004, the HR Committee also approved arrangements for Mr. Girling and Mr. Pourbaix to obtain additional Credited Service in recognition of their high potential and to retain their services into the future. Subject to Mr. Girling and Mr. Pourbaix maintaining continuous employment with TransCanada until September 8, 2007, each received an additional three years of Credited Service on that date which are to be recognized solely in the supplemental pension plan with respect to earnings in excess of the maximum set under the Income Tax Act (Canada).

(4)             Column (c1) shows the annual lifetime benefit and is based on the years of Credited Service in column (b) and the actual Pensionable Earnings history as of December 31, 2008.

(5)             Column (c2) shows the annual lifetime benefit at age 65 based on the years of Credited Service at age 65 and the actual Pensionable Earnings history as of December 31, 2008.

(6)             The accrued obligation is the reported value of the pension obligations at December 31, 2007, shown in column (d), and December 31, 2008, shown in column (g), using actuarial assumptions and methods that are consistent with those used for calculating pension obligations as disclosed in the TransCanada’s 2007 and 2008 consolidated financial statements.  As the assumptions reflect TransCanada’s best estimate of future events, the values shown in the above table may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.

(7)             Column (e) shows the compensatory change in the accrued obligation and includes the service cost to TransCanada in 2008, plus compensation changes that were higher or lower than the salary assumption, and plan changes.

(8)             Column (f) shows the non-compensatory change in the accrued obligation and includes the interest on the accrued obligation at the start of the year and changes in assumptions in the year.

TransCanada Corporation 2009 Management Proxy Circular	56

TERMINATION AND CHANGE OF CONTROL BENEFITS

Separation Arrangements

Separation agreements with the Executive Officers (each, a “Separation Agreement”) outline the terms and conditions applicable in the event of an Executive Officer’s separation from TransCanada due to retirement, termination (with or without cause), resignation, disability or death. The following table summarizes the material terms and provisions that apply under the noted separation events:

TYPE OF COMPENSATION			SEPARATION EVENT

	RESIGNATION(1)	TERMINATION WITHOUT CAUSE(2)	TERMINATION WITH CAUSE	RETIREMENT	DEATH
Base Salary	Payments cease	Severance allowance includes a lump-sum payment of annual base salary as of the separation date multiplied by the notice period(3)	Payments cease	Payments cease	Payments cease
Annual Bonus	Not paid	Equals the Average Bonus(4) pro-rated by the number of months in the current year prior to the separation date Severance allowance includes the Average Bonus(4) multiplied by the notice period(3)	Not paid	Equals the Average Bonus(4) pro-rated by the number of months in the year prior to the separation date	Equals the Average Bonus(4) pro-rated by the number of months in the year prior to the separation date
Performance Share Units	All outstanding units are forfeited	Granted value paid out on a pro rata basis	All outstanding units are forfeited	Granted value paid out on a pro rata basis	Granted value paid out on a pro rata basis
Stock Options	Vested options must be exercised by six months following separation	Vested options must be exercised by the later of the last day of the notice period or six months following separation	Vested options must be exercised by six months following separation	All outstanding options vest and become exercisable; must be exercised by three years following retirement(5)	All outstanding options vest and become exercisable; must be exercised by the first anniversary of death(5)
Benefits	Coverage ceases or, if eligible, Retiree Benefits(6) commence	Coverage continues during notice period (or equivalent lump–sum payout is made) and if eligible, service credit for the notice period(3) for Retiree Benefits(6)	Coverage ceases or, if eligible, Retiree Benefits(6) commence	Retiree Benefits(6) commence	Coverage ceases or, if eligible, Retiree Benefits(6) commence
Pension	Paid as a commuted value or monthly benefit	Paid as a commuted value or monthly benefit(7)	Paid as a commuted value or monthly benefit	Paid as a commuted value or monthly benefit	Paid as a commuted value or monthly benefit
Perquisites	Payments cease	A lump–sum cash payment equal to the monthly corporate cost of the perquisite package multiplied by the notice period(3)	Payments cease	Payments cease	Payments cease

Other	---	Outplacement services	---	---	---

(1)   Does not include resignation as a result of constructive dismissal of the Executive Officer.

57	TransCanada Corporation 2009 Management Proxy Circular

(2)   Includes treatment afforded to an Executive Officer in the event of an Executive Officer’s resignation owing to constructive dismissal.

(3)   The notice period for the CEO is three years.  For all other Executive Officers, the notice period is two years.

(4)   The Average Bonus is equal to the average of the annual bonus amounts paid to the Executive Officer for the three-years preceding the separation date.

(5)   The exercise provisions noted pertain to stock options granted after January 1, 2003.  For stock options granted prior to that date, all outstanding stock options must be exercised within six months following the date of retirement or death.

(6)   All employees are eligible for Retiree Benefits, if at the separation date, they are age 55 or over with ten or more years of continuous service. These benefits include:

•      a health spending account which can be used to pay for eligible health and dental expenses and/or to purchase private health insurance;

•      a security plan, which provides a safety net in case of significant medical expenses; and

•      life insurance, which provides a death benefit of $10,000 to a designated beneficiary.

All other coverage, including the employee stock plan, spousal and dependent life insurance, accident insurance, disability and payment of provincial health care premiums, end at the date of separation.

(7)   Credited Service for the applicable notice period is provided at the end of the notice period.

TransCanada may elect to require Executive Officers to comply with a non-competition provision in the Separation Agreements for a period of 12 months from the Executive Officer’s separation date.  If TransCanada makes this election, a payment will be made to the Executive Officer of an amount equal to the annual base salary as of the separation date plus the Average Bonus.

Change of Control Arrangements

Under the Separation Agreements, a change of control is defined as including (but is not limited to) another entity becoming the beneficial owner of more than 20% of the voting shares of TransCanada or more than 50% of the voting shares of TCPL (not including the voting shares of TCPL held by TransCanada). A change of control in itself does not trigger all separation payments under the Separation Agreements. However, in the month following the one year anniversary after a change of control, Mr. Kvisle may provide notice of his intention to leave TransCanada and in that event, he would receive all the same entitlements as if he had been terminated without cause.

The following table summarizes additional terms and provisions applicable to Executive Officers under the Separation Agreements in the event of a change of control.

Performance Share Units	If the Executive Officer’s separation date is within two years of a change of control, all unvested performance share units are deemed vested and are paid out as a single, lump-sum cash payment.

Stock Options

Following a change of control, there is an acceleration of stock option vesting. If, for any reason, the Company is unable to implement this vesting acceleration (e.g., the Company’s shares cease to trade), the Company will pay the Executive Officer a cash payment. This payment would be equal to the net amount of compensation the Executive Officer would have received if they had, on the date of a change of control, exercised all vested options and unvested options for which vesting would have been accelerated.

Pension

If the Executive Officer’s separation date is within two years of a change of control, a pensionable service credit for the applicable notice period is provided at the date of separation rather than at the end of the notice period.

TransCanada Corporation 2009 Management Proxy Circular	58

Separation Payments

The following table provides a calculation of the separation payments that would have been made to the Executive Officers under the noted separation events with and without a deemed change of control.  All payments are calculated assuming the date of separation was, and if applicable, a change of control occurred on December 31, 2008.  The disclosed values represent payments made pursuant to the terms of the Separation Agreements and do not include certain values that would be provided under normal course, specifically the value of pension benefits normally provided following resignation and the value of Retiree Benefits

	WITHOUT A CHANGE OF CONTROL			WITH A CHANGE OF CONTROL
Name	Payment Made in the Event of Termination with Cause(1) ($)	Payment Made in the Event of Termination Without Cause(2)(3) ($)	Payment Made in the Event of Retirement or Death ($)	Payment Made in the Event of Termination Without Cause Following a Change of Control(3)(4)(5) ($)
(a)	(b)	(c)	(e)	(g)

H.N. Kvisle	6,108,900	21,535,867	12,077,788	24,296,907

G.A. Lohnes	35,340	2,729,782	966,167	3,110,863

R.K. Girling	2,200,300	7,951,481	4,867,352	9,016,323

A.J. Pourbaix	821,800	6,535,981	3,488,852	7,600,823

D.M. Wishart	1,944,200	5,932,472	3,561,478	6,596,256

(1)   Also constitutes treatment afforded an Executive Officer in the event of an Executive Officer’s resignation without constructive dismissal.

(2)   Also constitutes treatment afforded an Executive Officer in the event of an Executive Officer’s resignation owing to constructive dismissal.

(3)   In the event TransCanada elects to require an Executive Officer to comply with a non-competition provision as contained in the Separation Agreements, the Executive Officers would receive the following compensatory lump-sum payments: Mr. Kvisle - $2,700,004; Mr. Lohnes - $769,421; Messrs. Girling and Pourbaix - $1,400,008; and Mr. Wishart - $1,033,341.

(4)   Also constitutes treatment afforded an Executive Officer in the event of an Executive Officer’s resignation owing to constructive dismissal where separation date is within two years from the date of the change of control.

The aggregate value of perquisites for each Executive Officer is less than $50,000 or 10% of salary and as such, has been excluded from the separation payment calculations.  As applicable to the provisions for certain separation events, the values from share-based compensation incorporate the following assumptions:

•      applicable payments from outstanding performance share unit grants inclusive of additional units from dividend reinvestment up to and including the last quarter of 2008 and assuming a value of $32.98 per unit which is the five-day volume-weighted average closing share price on the TSX of TransCanada’s common shares as of December 31, 2008, calculated per the terms of the plan; and

•      the value of vested in-the-money stock options, assumed exercised as at the separation date and using an exercise price of $33.17 which is based on the closing share price on the TSX of TransCanada’s common shares on December 31, 2008.

The HR Committee annually reviews severance payment amounts for each of the Executive Officers as calculated under the Separation Agreements.  The data provided to the HR Committee represents the total value to be paid to the Executive Officer in the event of termination without cause, both with and

59	TransCanada Corporation 2009 Management Proxy Circular

without a deemed change of control as well as the additional payment that could be made under the non-competition provision.

TransCanada Corporation 2009 Management Proxy Circular	60

OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof and since the beginning of the most recently completed financial year, no executive officer, director, or former executive officer or director of TransCanada or its subsidiaries, no proposed nominee for election as a director of TransCanada, or any associate of any such director, executive officer or proposed nominee has been indebted to TransCanada or any of its subsidiaries. There is no indebtedness of any such person to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by TransCanada or any of its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

TransCanada has purchased, at its expense, Directors’ and Officers’ Liability Insurance with a policy limit of US$175 million in the aggregate (Side A - Directors and Officers and Side B - Corporate), subject to a deductible in respect of corporate reimbursement of US$5 million for each loss and an additional policy limit of US$25 million for non-indemnifiable losses only (Side A – Directors and Officers). Generally, under this insurance TransCanada is reimbursed for payments in excess of the deductible made under corporate indemnity provisions on behalf of its directors and officers. Individual directors and officers (or their heirs and legal representatives) are covered for losses arising during the performance of their duties for which they are not indemnified by TransCanada. Major exclusions from coverage include claims arising from fraudulent acts, those acts which result in illegal personal profit, violation of any fiduciary duty under the Benefit Standards Act, 1985, of Canada or the U.S. Employee Retirement Income Security Act of 1974, pollution damage (except for resultant shareholder actions), bodily injury or property damage and claims brought by a director or officer against another director or officer or by TransCanada against a director or officer except for shareholder derivative actions not assisted in by a director or officer of TransCanada, wrongful termination, contribution or indemnity, whistleblowers, directors who have not served four years or trustees in bankruptcy. For the year ended December 31, 2008, the total annual premium in respect of such insurance was US$1,845,000 which was paid entirely by TransCanada.

Additionally, directors and officers of TransCanada are party to indemnity agreements with TransCanada pursuant to which TransCanada has agreed to indemnify such directors and officers from liability arising in connection with the performance of their duties. Such indemnity agreements conform to the provisions of the Canada Business Corporations Act.

61	TransCanada Corporation 2009 Management Proxy Circular

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Any shareholder wishing to receive a paper copy of this Proxy Circular, the Annual Information Form and the Annual Report may obtain one free of charge by contacting TransCanada’s Corporate Secretary at 450 First Street S.W., Calgary, Alberta, Canada T2P 5H1, telephone (800) 661-3805.

Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis (“MD&A”) for its most recently completed financial year. Shareholders may access the Company website to obtain copies of the Company’s financial statements, MD&A and corporate governance related materials at www.transcanada.com.

SHAREHOLDER PROPOSALS

Pursuant to Canadian law, shareholder proposals to be considered for inclusion in the management proxy circular for the 2010 annual meeting of holders of common shares must be received by the Corporate Secretary of TransCanada on or before the close of business on December 18, 2009.

CONTACTING THE BOARD OF DIRECTORS

Shareholders, employees and other interested parties may communicate with the Board of Directors by writing to the Chair of the Board at:

Chair of the Board of Directors

TransCanada Corporation

450 First Street S.W.

Calgary, Alberta

T2P 5H1

DIRECTORS’ APPROVAL

The contents of this Proxy Circular, including its schedules, and the sending of this Proxy Circular to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of TransCanada and to the appropriate governmental agencies, have been approved by the Board of TransCanada.

Donald J. DeGrandis

Vice-President and Corporate Secretary

Dated at Calgary, Alberta

February 23, 2009

TransCanada Corporation 2009 Management Proxy Circular	62

SCHEDULE “A”

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The Board and the members of TransCanada’s management are committed to the highest standards of corporate governance. TransCanada’s corporate governance practices comply with the governance rules of the Canadian Securities Administrators (“CSA”), those of the New York Stock Exchange (“NYSE”) applicable to foreign issuers and of the U.S. Securities and Exchange Commission (“SEC”), and those mandated by the United States Sarbanes-Oxley Act of 2002 (“SOX”). As a non-U.S. company, TransCanada is not required to comply with most of the NYSE corporate governance listing standards; however, except as summarized on our website at www.transcanada.com, the governance practices followed are in compliance with the NYSE standards for U.S. companies in all significant respects. TransCanada is in compliance with the CSA’s Multilateral Instrument 52-110 pertaining to audit committees (“Canadian Audit Committee Rules”); National Policy 58-201, Corporate Governance Guidelines; and National Instrument 58-101, Disclosure of Corporate Governance Practices (collectively, the “Canadian Governance Guidelines”). At TransCanada, we believe that the principal objective in directing and managing its business and affairs is to enhance shareholder value. TransCanada believes that effective corporate governance improves corporate performance and benefits all shareholders. We believe that honesty and integrity are vital factors in ensuring good corporate governance. The discussion that follows relates primarily to the Canadian Governance Guidelines and highlights various elements of the Company’s corporate governance program. It has been approved by the Governance Committee and by the Board.

Board of Directors

The Board believes that, as a matter of policy, there should be a majority of independent directors on TransCanada’s Board. The Board is charged with making this determination based on the annual review conducted by the Governance Committee. The Board is currently comprised of 13 directors, of whom 12 (92%) were determined by the Board in 2008 to be independent directors. Thirteen nominees are being put forward for election at the Meeting, 12 (92%) of whom have been determined by the Board to be independent. The Board annually determines the independent status of each of its members and each nominee for election, based on a written set of criteria developed in accordance with the definition of “independent” in the Canadian Audit Committee Rules and the Canadian Governance Guidelines. The independence criteria also conforms with the applicable rules of the SEC, the NYSE and those set out under SOX. The Board has determined that none of the nominees for director, with the exception of Mr. Kvisle, have a direct or indirect material relationship with TransCanada that could interfere with their ability to act in the best interests of TransCanada.  Mr. Kvisle, as the President and CEO of TransCanada, is not independent.

The Governance Committee reviews, at least annually, the existence of any relationship between each director and TransCanada to ensure that the majority of directors are independent of TransCanada.

Further, the Board considered whether directors serving on boards of non-profit organizations which receive donations from TransCanada pose any potential conflict. The Board determined that such relationships, where they exist, do not interfere with any such director’s ability to act in the best interests of TransCanada, as all decisions on making donations to non-profit organizations are made by a management committee on which no directors serve. The Board also

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considered family relationships and possible associations with companies which have relationships with TransCanada, in its determination of independence.

Although some of the proposed nominees sit on boards or may be otherwise associated with companies that ship natural gas on TransCanada’s pipeline systems, TransCanada as a common carrier in Canada cannot, under its tariff, deny transportation service to a credit-worthy shipper. Further, due to the specialized nature of the industry, TransCanada believes that it is important for its Board to be composed of qualified and knowledgeable directors, so some of them must come from the oil and gas producer and shipper community; the Governance Committee monitors relationships among directors to ensure that business associations do not affect the Board’s performance. In a circumstance where a director declares an interest in any material contract or material transaction being considered at a meeting, the director will absent himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

All reporting issuers of which the nominees are presently directors of, are set out in the table in the Proxy Circular under the heading “Nominees for Election to the Board of Directors” under the table headings “Other Public Board Directorships” and “Other Public Board Committee Memberships”. TransCanada believes that due to the specialized nature of the industry, it is important for its Board to be composed of qualified and knowledgeable directors.

In 2008, independent directors of the Board met separately after every regularly scheduled meeting. There were eight such meetings during 2008. In addition, all of the directors are available to meet with management as required.

Mr. Jackson has served as the non-executive Chair of TransCanada since April 30, 2005. He has also acted as chair-person for Deer Creek Energy Limited (from 2001 to 2005) and Resolute Energy Inc. (from 2002 to 2005).

Director attendance at Board and committee meetings has been excellent and during 2008, all directors demonstrated a strong commitment to their roles and responsibilities.  The overall attendance rate was 99% at Board meetings and an average of 95% at committee meetings.  Specific attendance statistics are set out with each director’s biography in the Proxy Circular under the heading “Nominees for Election to the Board of Directors”.

Board Mandate

The Board discharges its responsibilities directly and through committees. At regularly scheduled meetings, members of the Board and management discuss a broad range of issues relevant to TransCanada’s strategy and business interests and the Board is responsible for the approval of TransCanada’s strategic plan. In addition, the Board receives reports from management on TransCanada’s operational and financial performance. The Board had eight scheduled meetings in 2008. Unscheduled meetings are held from time to time as required; there were two unscheduled meetings of the Board in 2008. There was also two strategic issue sessions and one full-day strategic planning session of the Board held in 2008.

The Board operates under a written charter while retaining plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. The Charter of the Board of Directors addresses Board composition and organization, and the Board’s duties and responsibilities for managing the affairs of TransCanada and its oversight responsibilities with respect to: management and human resources; strategy and planning; financial and corporate issues; business and risk management; policies and procedures; compliance reporting and corporate communications; and general legal obligations, including the ability to use independent advisors as necessary. The charter is available on TransCanada’s website at www.transcanada.com and is attached to this Proxy Circular as Schedule “B”.

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The Board also closely oversees any potential conflicts of interest between the Company and its affiliates including TC PipeLines, LP, a public limited partnership.

Charters have been adopted for each of the committees outlining their principal responsibilities. The Board and each committee reviews its charter annually to ensure it is in line with the current developments in corporate governance. The Board and each committee is responsible to update its respective charter. All charters are available on TransCanada’s website at www.transcanada.com.

Position Descriptions

The Board has developed written position descriptions for its chair, the chair of each of the Board committees and for the CEO. The responsibilities of each committee chair are set out in each respective committee’s Charter. The written position descriptions and the committee charters are available on TransCanada’s website at www.transcanada.com.

The Human Resources Committee and the Board annually review and approve the CEO’s personal performance objectives and review with him his performance against the previous year’s objectives. The Human Resources Committee’s compensation discussion and analysis can be found in this Proxy Circular under the heading “Compensation Discussion and Analysis”.

Orientation and Continuing Education

New directors are provided with an orientation and education program that includes a directors’ manual containing information about the duties and obligations of directors, the business and operations of TransCanada, copies of governance charters, copies of past public filings and documents from recent Board meetings. New directors are given additional historical and financial information, a session on corporate strategy, are provided opportunities to visit TransCanada’s facilities and project sites, and are provided with opportunities for meetings and discussions with the executive leadership team and other directors. Briefing sessions are also held for new committee members, as appropriate. The directors’ manual and the director induction and continuing education process are reviewed annually by the Governance Committee. The details of the orientation of each new director are tailored to each director’s individual needs and expressed areas of interest.  In 2008, Audit Committee members received a special tutorial in International Financial Reporting Standards.

Senior management as well as external experts make presentations to the Board and to its committees periodically on various business-related topics and on changes in legal, regulatory and industry requirements. Directors tour certain TransCanada operating facilities and project sites on an annual basis. TransCanada encourages continuing education for its directors, periodically suggests programs which may be relevant to the directors and provides funding for director education where appropriate. All Canadian directors are members of the Canadian Institute of Corporate Directors which provides another source of director education.

Board Access to Senior Management

Board members have complete access to the Company’s management, subject to reasonable advance notice to the Company and reasonable efforts to avoid disruption to the Company’s management, business and operations.  The Board encourages management to include key managers in Board meetings who can share their expertise with respect to matters before the Board.  This also enables the Board to gain exposure to key managers with future potential in the Company.

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Ethical Business Conduct

The Board has formally adopted and published a set of Corporate Governance Guidelines, which affirms TransCanada’s commitment to maintaining a high standard of corporate governance. The guidelines address the structure and composition of the Board and its committees and also provide guidance to both the Board and management in clarifying their respective responsibilities. The Board’s strengths include: an independent, non-executive Chair; well informed and experienced directors who ensure that standards exist to promote ethical behaviour throughout TransCanada; an effective board size; alignment with shareholders through director share ownership requirements; and annual assessments of Board, committee and individual director effectiveness. TransCanada’s Corporate Governance Guidelines are available on TransCanada’s website at www.transcanada.com.

The Board has also adopted a code of business ethics for directors which incorporates as its basis, principles of good conduct and highly ethical behaviour. TransCanada has adopted a code of business ethics for its employees and separate codes applicable to its CEO, Chief Financial Officer and Controller, all of which are certified on an annual basis. Compliance with the Company’s various codes is monitored by the Audit Committee and reported to the Board. Any waiver of the codes of business ethics by executive officers or directors must be approved by the Board or appropriate committee and disclosed.  There have been no material departures from these codes in 2008. TransCanada’s codes of business ethics may be viewed on TransCanada’s website at www.transcanada.com.

Nomination of Directors

The Governance Committee, which is composed entirely of independent directors, is responsible for proposing new nominees to the Board, which in turn is responsible for identifying suitable candidates for election by the shareholders. The Governance Committee annually reviews the qualifications of persons proposed for election to the Board and submits its recommendations to the Board for consideration. The objective of this review is to maintain the composition of the Board in a way that provides the best mix of skills and experience to guide TransCanada’s long-term strategy and ongoing business operations. New nominees must have experience in the industries in which TransCanada participates or experience in general business management of corporations that are a similar size and scope to TransCanada, the ability to devote the time required, and a willingness to serve. The Governance Committee also advises the Board on the criteria for, and determination of, the independence of each director.

The Governance Committee regularly assesses the skill set of current board members against a list of potentially desirable skills and experience to be sought when recruiting new directors to the Board.

The Board has determined that no person shall stand for election or re-election to the Board if he or she attains the age of 70 years on or before the date of the annual meeting held in relation to the election of directors; provided however, that if a director attains the age of 70 before serving a full seven consecutive years on the Board, that director may stand for re-election, upon the recommendation of the Board each year until that director has served a full seven years on the Board.

Further information relating to the Governance Committee can be found in this Proxy Circular under the heading “Board Committees and Their Charters - Governance Committee”.

Compensation

The Governance Committee, which is composed entirely of independent directors, reviews the compensation of the directors on an annual basis, taking into account such matters as time commitment, responsibility, and compensation provided by comparable companies, and makes an annual recommendation to the Board for consideration. Towers Perrin provides an annual report on directors’ compensation paid by comparable companies to facilitate the Governance Committee’s review of director compensation. Directors may receive their annual retainer, committee and/or chair fees in the form of cash and/or Deferred Share Units. With the exception of Mr. Kvisle, who follows the Share Ownership Guidelines for executives, Directors must hold a minimum of five times their annual cash retainer fee in common shares or related Deferred Share Units of TransCanada. Directors have a maximum of five years from the time they join the Board to reach this level of share ownership. The value of ownership levels is recalibrated when the annual cash retainer is increased.

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The Human Resources Committee, which is composed entirely of independent directors, is accountable, on behalf of the Board to determine the compensation for the executive officers of TransCanada and to recommend to the Board the remuneration package for the CEO. The Human Resources Committee reviews the executive compensation disclosure prior to publicly disclosing this information. The process the Human Resources Committee uses for these determinations can be found in this Proxy Circular under the heading “Compensation Discussion and Analysis”.

Further information relating to the Human Resources Committee can be found in this Proxy Circular under the heading “Board Committees and Their Charters - Human Resources Committee”.

Information relating to compensation consulting services provided by Towers Perrin during the 2008 financial year can be found in this Proxy Circular under the heading “Compensation Discussion and Analysis – The Role of the External Compensation Consultant”.

Other Board Committees

The Board has the following Committees: Audit; Health, Safety and Environment; Governance; and Human Resources. Details relating to these committees can be found in this Proxy Circular under the heading “Description of Board Committees and Their Charters”.

Assessments

The Governance Committee is responsible for making an annual assessment of the overall performance of the Board, its committees and its individual members, and reporting its findings to the Board. An annual questionnaire is utilized as part of this process. This questionnaire is circulated to each of the directors and is administered by the Corporate Secretary.

The questionnaire examines the effectiveness of the Board as a whole, and of each committee, and solicits input on areas of potential vulnerability or areas that members believe could be improved or enhanced to ensure the continued effectiveness of the Board and its committees. The questionnaire also includes questions regarding personal and peer individual performance. Each committee also conducts an annual self-assessment, based on specific questions in the annual questionnaire. Responses are provided to the Chair and collated results are distributed to directors and discussed at the Board.

The annual questionnaire and individual director’s terms of reference are then used in the evaluation of the contribution of individual directors. Formal interviews with each director and each member of TransCanada’s executive leadership team are carried out annually by the Chair. The Chair of the Governance Committee also interviews each director annually on his or her assessment of the Chair’s performance. Each of these assessments are reported annually to the full Board.  The Governance Committee monitors and discusses external assessments of Board governance and regularly monitors the literature on evolving best practice in corporate governance.

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Financial Literacy of Directors

The Board has determined that all of the members of its Audit Committee are financially literate. An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by TransCanada’s financial statements.

Majority Voting for Directors

TransCanada has adopted a policy whereby, at any meeting where the number of nominees for election is the same as the number of director positions on the Board, if proxy votes withheld for the election of any particular director are greater than 5% of the votes cast by proxy, a ballot pertaining to the election of each of the directors will be held at that meeting. A director is required to tender his resignation if the director receives more votes “withheld” than “for” that director’s election when such ballot is held. In the absence of extenuating circumstances, the Board is expected to accept that resignation within 90 days. The Board may fill a vacancy in accordance with TransCanada’s by-laws and the Canada Business Corporations Act. The policy does not apply in the event of a proxy contest with respect to the election of directors. This policy is part of TransCanada’s Corporate Governance Guidelines which are published on its website at www.transcanada.com.

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SCHEDULE “B”

CHARTER OF THE BOARD OF DIRECTORS

I.           INTRODUCTION

A.	The Board’s primary responsibility is to foster the long-term success of the Company consistent with the Board’s fiduciary responsibility to the shareholders to maximize shareholder value.

B.

The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. This Charter is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.        COMPOSITION AND BOARD ORGANIZATION

A.	Nominees for directors are initially considered and recommended by the Governance Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Company.

B.

The Board must be comprised of a majority of members who have been determined by the Board to be independent. A member is independent if the member has no direct or indirect relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

C.	Directors who are not members of management will meet on a periodic basis to discuss matters of interest independent of any influence from management.

D.

Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their Charter, as amended from time to time.

III.  DUTIES AND RESPONSIBILITIES

A.         Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Certain of the legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

(i)    planning its composition and size;

(ii)  selecting its Chair;

(iii)        nominating candidates for election to the Board;

(iv) determining independence of Board members;

(v)  approving committees of the Board and membership of directors thereon;

(vi) determining director compensation; and

(vii)      assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

B.         Management and Human Resources

The Board has the responsibility for:

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(i)                 the appointment and succession of the Chief Executive Officer (CEO) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;

(ii)          approving a position description for the CEO;

(iii)       reviewing CEO performance at least annually, against agreed-upon written objectives;

(iv)          approving decisions relating to senior management, including the:

(a)              appointment and discharge of officers of the Company and members of the senior leadership team;

(b)             compensation and benefits for members of the senior leadership team;

(c)              acceptance of outside directorships on public companies by executive officers (other than not-for-profit organizations);

(d)             annual corporate and business unit performance objectives utilized in determining incentive compensation or other awards to officers; and

(e)              employment contracts, termination and other special arrangements with executive officers, or other employee groups if such action is likely to have a subsequent material(1) impact on the Company or its basic human resource and compensation policies.

(v)             taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management;

(vi)          approving certain matters relating to all employees, including:

(a)              the annual salary policy/program for employees;

(b)             new benefit programs or changes to existing programs that would create a change in cost to the Company in excess of $10,000,000 annually;

(c)              pension fund investment guidelines and the appointment of pension fund managers; and

(d)             material benefits granted to retiring employees outside of benefits received under approved pension and other benefit programs.

C.         Strategy and Plans

The Board has the responsibility to:

(i)	participate in strategic planning sessions to ensure that management develops, and ultimately approve, major corporate strategies and objectives;

(ii)	approve capital commitment and expenditure budgets and related operating plans;

(iii)	approve financial and operating objectives used in determining compensation;

(iv)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

(v)	approve material divestitures and acquisitions; and

(vi)	monitor management’s achievements in implementing major corporate strategies and objectives, in light of changing circumstances.

D.         Financial and Corporate Issues

The Board has the responsibility to:

1 For purposes of this Charter, the term “material” includes a transaction or a series of related transactions that would, using reasonable business judgment and assumptions, have a meaningful impact on the Corporation. The impact could be relative to the Corporation’s financial performance and liabilities as well as its reputation.

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(i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

(ii)	monitor operational and financial results;

(iii)	approve annual financial statements and related Management’s Discussion and Analysis, review quarterly financial results and approve the release thereof by management;

(iv)	approve the Management Proxy Circular, Annual Information Form and documents incorporated by reference therein;

(v)	declare dividends;

(vi)

approve financings, changes in authorized capital, issue and repurchase of shares, issue and redemption of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;

(vii)	recommend appointment of external auditors and approve auditors’ fees;

(viii)	approve banking resolutions and significant changes in banking relationships;

(ix)	approve appointments, or material changes in relationships with corporate trustees;

(x)	approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;

(xi)	approve spending authority guidelines; and

(xii)	approve the commencement or settlement of litigation that may have a material impact on the Company.

E.         Business and Risk Management

The Board has the responsibility to:

(i)

take all reasonable steps to ensure that management has identified the principal risks of the Company’s business and implemented appropriate strategies to manage these risks, understands the principal risks and achieves a proper balance between risks and benefits;

(ii)	review reports on capital commitments and expenditures relative to approved budgets;

(iii)	review operating and financial performance relative to budgets or objectives;

(iv)

receive, on a regular basis, reports from management on matters relating to, among others, ethical conduct, environmental management, employee health and safety, human rights, and related party transactions; and

(v)

assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems.

F.          Policies and Procedures

The Board has responsibility to:

(i)	monitor compliance with all significant policies and procedures by which the Company is operated;

(ii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

(iii)	provide policy direction to management while respecting its responsibility for day-to-day management of the Company’s businesses; and

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(iv)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

G.         Compliance Reporting and Corporate Communications

The Board has the responsibility to:

(i)	take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

(ii)	approve interaction with shareholders on all items requiring shareholder response or approval;

(iii)	take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(iv)	take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;

(v)	take all reasonable steps to ensure the timely reporting of any other developments that have significant and material impact on the Company; and

(vi)	report annually to shareholders on the Board’s stewardship for the preceding year (the Annual Report).

IV.       GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

The Board is responsible for:

(i)	directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;

(ii)	approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;

(iii)	approving the Company’s legal structure, name, logo, mission statement and vision statement; and

(iv)	performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.

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